ORCKIT COMMUNICATIONS LTD.

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary Meeting of Shareholders (the “Meeting”) of Orckit Communications Ltd. (the “Company” or “Orckit”) will be held on Sunday, April 15, 2012 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel, for the following purpose:

(1)	Approval of the Arrangement between the Company and its Series A note holders and Series B note holders and the related increase in authorized share capital.

Shareholders of record at the close of business on March 12, 2012 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder’s shares are held through banks, brokers or other nominees that are members of the Tel Aviv Stock Exchange (the "TASE"), he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 126 Yigal Allon Street, Tel Aviv, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Such shareholders are asked to use the form of proxy which will be filed by us on MAGNA, the website of the Israel Securities Authority.  Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.  Reasonable costs incurred by the Company in dealing with a position statement submitted by any shareholder shall be borne by the submitting shareholder.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

       By Order of the Board of Directors,

Izhak Tamir
President

Eric Paneth
Chief Executive Officer

Dated: March 7, 2012

ORCKIT COMMUNICATIONS LTD.
126 Yigal Allon Street
Tel Aviv, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, no par value, of Orckit Communications Ltd. (the “Company” or “Orckit”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) for use at an Extraordinary Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary Meeting of Shareholders.  The Meeting will be held on Sunday, April 15, 2012 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Annual General Meeting will be as follows:

(1)	Approval of the Arrangement between the Company and its Series A note holders and Series B note holders and the related increase in authorized share capital.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, ordinary shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the Board of Directors. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters.  This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to the matter on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares, if the shareholder wants those shares voted at the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors.  Only shareholders of record at the close of business on March 12, 2012 will be entitled to vote at the Meeting.  Proxies are being mailed to shareholders on or about March 12, 2012 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

As of March 1, 2012, 22,768,338 of our ordinary shares were outstanding. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least 25% of the outstanding ordinary shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Share Ownership

The following table sets forth, as of March 1, 2012, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") based on voting and investment power with respect to such ordinary shares. Ordinary shares issuable pursuant to options, warrants or convertible notes that are currently exercisable or exercisable or convertible within 60 days of March 1, 2012 are deemed to be outstanding and to be beneficially owned by the person holding such options, warrants or notes for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the ordinary shares shown as beneficially owned, subject to community property laws, where applicable. As of March 1, 2012, 22,768,338 of our ordinary shares were outstanding.

Identity of Person or Group	Number of Ordinary Shares	Percent Beneficially Owned
Izhak Tamir	2,265,367 (1)	9.5%
Eric Paneth	1,583,617 (2)	6.8%
Catalyst Private Equity Partners (Israel) II, LP, and affiliated funds	1,442,944(3)	6.1%
All directors and executive officers as a group (13 persons)	4,547,736(4)	18.0%

(1)
Includes (i) 1,069,267 ordinary shares, which constitute 4.7% of our outstanding ordinary shares, (ii) 420,000 ordinary shares issuable upon the exercise of options, (iii) 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, (iv) 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share, and (v) 673,100 ordinary shares issuable upon the conversion of NIS 6,731,000 (approximately $1.8 million) principal amount of Series B notes at a conversion price of NIS 10.00 per share. In the event the proposed arrangement described herein is approved, the conversion price of the Series B notes will change and Mr. Tamir will be entitled to convert his Series B notes into between 673,100 and 3,678,142 ordinary shares depending upon when these notes are converted.  See “Terms of the Arrangement-Conversion of Notes into Ordinary Shares.”

(2)
Includes (i) 1,024,267 ordinary shares, which constitute 4.5% of our outstanding ordinary shares, (ii) 420,000 ordinary shares issuable upon the exercise of options, (iii) 18,750 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, (iv) 66,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share, and (v) 54,600 ordinary shares issuable upon the conversion of NIS 546,000 (approximately $146 thousand) principal amount of Series B notes at a conversion price of NIS 10.00 per share. In the event the proposed arrangement described herein is approved, the conversion price of the Series B notes will change and Mr. Paneth will be entitled to convert his Series B notes into between 54,600 and 298,361 ordinary shares depending upon when these notes are converted.  See “Terms of the Arrangement-Conversion of Notes into Ordinary Shares.”

(3)
Includes (i) 669,090 ordinary shares, which constitute 2.9% of our outstanding ordinary shares, (ii) 401,454 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share, and (iii) 372,400 ordinary shares issuable upon the conversion of NIS 3,724,000 (approximately $1.0 million) principal amount of Series B notes at a conversion price of NIS 10.00 per share. In the event the proposed arrangement described herein is approved, the conversion price of the Series B notes will change and Catalyst will be entitled to convert its Series B notes into between 372,400 and 2,034,973 ordinary shares depending upon when these notes are converted.  See “Terms of the Arrangement-Conversion of Notes into Ordinary Shares.”

(4)
Includes 2,451,084 ordinary shares issuable upon the exercise of options, warrants and convertible notes held by our directors and executive officers that are currently vested or vest within 60 days following March 1, 2012.  See footnotes (1) and (2) above for additional shares that Messrs. Tamir and Paneth may be able to receive on conversion of the Series B notes owned by them if the proposed arrangement described herein is approved.

Special Note Regarding Forward-Looking Statements

This proxy statement (including the documents incorporated by reference) contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act.  These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import.  Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements.  We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.  Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in Appendix A hereto, in Item 3.D of our annual report on Form 20-F for the year ended December 31, 2010 and in our report on Form 6-K filed with the Securities and Exchange Commission, or the SEC, on December 19, 2011, as well as those discussed elsewhere in our other filings with the SEC, each of which is incorporated by reference in this proxy statement.  Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this proxy statement.

AGENDA OF THE EXTRAORDINARY GENERAL MEETING

Item 1 –	Approval of Arrangement between the Company and its Series A note holders and Series B note holders and related increase in authorized share capital

At the Meeting, the shareholders will be asked to approve an arrangement (the "Arrangement") between us and our Series A note holders and Series B note holders under Section 350 of the Israeli Companies Law, 5759-1999 (the "Companies Law").  We agreed upon the terms of the Arrangement with representatives of the Series A note holders and representatives of the Series B note holders on February 15, 2012.

The Arrangement contemplates the deferral of the early redemption right of the Series A note holders over approximately 26 months, with aggregate payments of $9.8 million in May 2012, $2.6 million in September 2012, $1.4 million in March 2013 and $11.7 million plus all accrued and unpaid interest in July 2014. The date of this early redemption right, originally scheduled for March 2012, has been deferred by the Series A note holders until April 15, 2012 (with representatives of the note holders authorized to further defer to May 15, 2012). The Arrangement would not reduce the total amounts payable to the note holders. In consideration and in order to encourage note holders to convert their notes, the conversion price of the Series A notes would be decreased to $0.37 - $0.41 per share for a period of 35 days and the conversion price of the Series B notes would be decreased to $0.49 per share for the last 25 days of such 35-day period. The conversion price of both series would be $2.04 per share thereafter. The Arrangement would also give each Series B note holder the right to request early redemption of a portion of its notes, on the same four payment dates for the early redemption of the Series A notes. To the extent notes are converted, the required payments to the note holders will be reduced in the reverse order of maturity, beginning with the last payment to be made according to the schedule of payments.

In addition, the prevailing market price of our shares at which we would be entitled to force the conversion of the Series A and Series B notes would be set at $3.00 per share. Currently, we do not have the right to force conversion of Series B notes, and the market price at which we are entitled to force conversion of the Series A notes is $30.00 per share.

See “Terms of the Arrangement” below for a more complete summary of the material provisions of the Arrangement, including the required approvals and other conditions precedent to the effectiveness of the Arrangement.

Background

We have outstanding NIS-denominated Series A convertible notes in the aggregate principal amount of approximately $25.5 million, which bear interest at the rate of 6% per year and are linked to the Israeli consumer price index ("CPI"). The Series A notes are due in March 2017, but were subject to the right of each holder to request early repayment of all or part of the principal amount of the notes held by it on March 14, 2012, with a penalty of approximately 3% of the indexed principal amount (equal to the last payable interest coupon preceding the early repayment request). On February 26, 2012, our Series A note holders approved a resolution to defer the early redemption date to April 15, 2012 and to authorize its representatives to further defer it to May 15, 2012. This was done to allow the meetings of the Series A and Series B note holders and of our shareholders to be held to approve the Arrangement prior to the right of redemption coming into effect.

The Series A notes are convertible at the election of each holder into our ordinary shares at a conversion price of $16.87 per share. We have the right to force the conversion of these notes at $16.87 per share if the prevailing market price of our ordinary shares is at least $30.00 per share. Prevailing market price is a price that must be exceeded for any 20 trading days within a period of 30 consecutive trading days.

We also have outstanding NIS-denominated Series B convertible notes in the aggregate principal amount of approximately $8.2 million, which bear interest at the rate of 8% per year and are not linked to the Israeli CPI.  The Series B notes are due in December 2017 and are not entitled to early redemption. The Series B notes are convertible at the election of each holder into our ordinary shares at the conversion price of $2.70 per share. We are not entitled to force the conversion of the Series B notes.

Because it was likely that the holders of the Series A notes would request early redemption of their notes in March 2012, in the fourth quarter of 2011, we and the representatives of the Series A note holders entered into negotiations with respect to the terms of an arrangement that would defer the payments to the note holders that request early redemption in consideration for decreasing the conversion prices of the notes. The negotiations on the terms of a proposed arrangement on our behalf were led by independent members of our Board of Directors.  On January 9, 2012, we reached an agreement in principle regarding the fundamental terms of the Arrangement with the representatives of our Series A note holders. The representatives of our Series B note holders then became part of these negotiations because any such arrangement would require their approval.

On February 15, 2012, following the approval of our Audit Committee and Board of Directors, we reached a written agreement regarding the detailed terms of the Arrangement with the representatives of our Series A note holders and the representatives of our Series B note holders.  On February 22, 2012, we filed a petition with the District Court of Tel Aviv-Jaffa (the "Court") regarding the Arrangement, as required by the Section 350 of the Companies Law.  On March 2, 2012, the Court approved our request to convene meetings of our Series A note holders, our Series B note holders and our shareholders to vote upon the Arrangement.

Terms of the Arrangement

The main provisions of the Arrangement, including the approvals and other conditions precedent to the effectiveness of the Arrangement, are summarized below.

Early Redemption of Notes

Under the Arrangement, each holder of Series A notes that requests early redemption of its notes would be entitled to its pro rata portion of the payments with respect to the Series A notes listed below (includes CPI linkage and, unless otherwise specified below, accrued interest except for interest accrued over the previous five-and-a-half months) and each holder of Series B notes that requests partial early redemption of its notes would be entitled to its pro rata portion of the payments with respect to the Series B notes listed below (includes accrued interest):

Payment Date	Series A Notes	Series B Notes
May 2012*	$9.8 million (or $9.7 million)**	$441,000 (or $573,000)**
September 29, 2012	$2.6 million (or $2.4 million)**	$191,000 (or $382,000)**
March 29, 2013	$1.4 million	$153,000
July 1, 2014	$11.7 million (or $12.0 million)** plus accrued interest	$204,000
________________

*	This is an estimated date. The precise date will be two business day after the end of the second conversion period set forth in the next section below.

**
The amount in parentheses would be due if, by the applicable payment date, less than an aggregate of approximately $3 million of the outstanding principal amount of the Series A notes and Series B notes was converted into our ordinary shares (not including conversions by our founders, Messrs. Izhak Tamir and Eric Paneth).

Series A note holders that do not elect early redemption of their notes would be entitled to repayment on the original maturity date of their notes in March 2017.

Conversion of Notes into Ordinary Shares

Under the Arrangement, the respective conversion prices per share of the Series A notes and the Series B notes into our ordinary shares would be as follows:*

Conversion Period**	Series A Notes	Series B Notes
1 – 10 days	$0.37	$2.70
11 – 35 days	$0.41	$0.49
After 35 days	$2.04	$2.04
________________

*	To comply with the Bylaws of the Tel Aviv Stock Exchange, the agreement may be amended to provide for only two different conversion prices for each series of notes.

**	Expressed in number of days from the effective date of the Arrangement.

In addition, under the Arrangement, we would be entitled to force conversion of the Series A notes and/or the Series B notes at the then applicable conversion price if the prevailing market price of our ordinary shares is at least $3.00 per share.

While we cannot foresee when or how many of our notes would be converted, the conversion of all or a significant portion of our notes after the Arrangement comes into effect would increase the amount of our shareholders’ equity, but would also result in significant dilution of the holdings of our shareholders. As of March 1, 2012, we had 22,768,338 ordinary shares outstanding. Assuming the conversion of all our Series A notes and Series B notes pursuant to the terms of the Arrangement, we would have to issue an aggregate of between approximately 13.7 million and 75.9 million ordinary shares depending on when notes were converted, compared to issuing an aggregate of approximately 4.4 million ordinary shares according to the terms of the notes prior to the Arrangement. Conversion of notes after the Arrangement is in effect would result in the dilution of each of our shareholders’ ownership interest in us by between 37.6% and 76.9%, compared to dilution by 16.1% prior to the Arrangement.

An acquisition of our ordinary shares upon the conversion of notes that causes the acquirer to beneficially own 15% or more of our outstanding shares could activate our shareholder bonus rights plan, if such acquisition is not approved by our Audit Committee and Board of Directors.  If required, we intend to amend our rights plan to exclude ownership of notes from the definition of "beneficial ownership".  In addition, an acquisition of our ordinary shares upon the conversion of notes would be subject to Section 328 of the Companies Law, which requires the acquirer to purchase at least 5% of our outstanding ordinary shares from other shareholder by means of a tender offer, if as a result of the acquisition the acquirer would become a 25% or greater shareholder of the company.

Additional Provisions

The Arrangement also includes the following material provisions:

Until January 1, 2014, we would not be permitted, directly or indirectly, to repurchase any Series A notes or Series B notes, unless the price per NIS 1.00 principal amount of the notes is not more than NIS 0.60.

We would be required to use our best efforts to raise an aggregate amount of $10 million of equity by September 30, 2012. No assurance can be given that we will be able to raise funds on reasonable terms or at all.

Each of Mr. Tamir and Mr. Paneth would undertake to invest in our equity financings that take place by April 2, 2013 at least 10% of each such financing, up to an aggregate amount of $1.0 million each, if the aggregate amount raised from other investors in such offerings is not less than $7.0 million.

Messrs. Tamir and Paneth would each provide a subordinated loan to us by March 30, 2012 in the amount of $200,000, which would be converted into ordinary shares in an equity offering as part of the satisfaction of their commitments described in the immediately preceding paragraph.

The monthly salary of each of Mr. Tamir and Mr. Paneth would be reduced by 33% for the period between January 1, 2012 and October 2, 2013.

We would reimburse the representatives of the Series A and the representatives of the Series B note holders for the expenses incurred by them in connection with the negotiations and the Arrangement.  As of January 31, 2012, such expenses amounted to approximately $120,000.

The note holders, Orckit and our office holders and the respective representatives of each of the foregoing would waive any claims against each other related to the period ending on the effective date of the Arrangement. However, such waiver (except with respect to vice presidents of ours or of any of our subsidiaries) would expire on October 1, 2012 unless at least one of the following events has occurred by that date: (i) the payments to the Series A note holders and the Series B note holders of the amounts payable to them on September 29, 2012 pursuant to the Arrangement; (ii) an investment in us of at least $2 million in consideration for our securities or in the form of subordinated loans; or (iii) an investment in us of at least $1.75 million in consideration for our Ordinary Shares or options or subordinated loans, and the conversion by Mr. Tamir and Mr. Paneth of the Series B notes held by each of them in the principal amount of approximately $1.8 million and $146,000, respectively. If the waiver expires, then the period from February 15, 2012 until the date the waiver expires would not be counted for purpose of the statute of limitations on claims.

The parties to the waiver also agreed that no claim or demand would be made against us or our officers and directors in connection with the Arrangement or the approval thereof, to the extent it becomes effective.

During the period from the effective date of the Arrangement until November 1, 2012, subject to our making the payments required of us pursuant to the Arrangement, the note holders would not be permitted to demand the acceleration their notes out of a foreseeable concern that we will not be able to meet our payment obligations towards them, unless we enter into insolvency proceedings that were not initiated by our Series A note holders or our Series B note holders or the respective trustees thereof and such proceedings are not cancelled within 45 days.

Conditions Precedent

The Arrangement is subject to the satisfaction of the following material conditions by April 16, 2012:

•
The deposit by us of cash and/or securities equal to an aggregate amount of approximately $10.3 million in a trust account held jointly by the trustees of the Series A notes and Series B notes, secured by a first ranking fixed charge, to ensure the first payment scheduled to be made to the Series A note holders and Series B note holders pursuant to the Arrangement. We have deposited cash and/or securities in a trust account held jointly by the trustees of the Series A notes and Series B notes for this purpose, although the required fixed charge is not in effect as yet.  We have the right to elect that the first scheduled payment pursuant to the Arrangement will be out of the funds held in the account. If the Arrangement does not come into effect by April 16, 2012 (which can be extended, if necessary, by the representatives of the Series A note holders and Series B note holders, until no later than May 16, 2012), the charge will be removed and the account will be released to us. However, if the Arrangement does not come into effect by such date because it was not approved by our shareholders at the Meeting, then, after a waiting period of three months, the account will be released to the Series A note holders and Series B note holders and applied to amounts due to them, unless the Court rules otherwise.

•
The deposit of $8.2 million principal amount of Series A notes held by one of our subsidiaries in a trust account held by the trustee of the Series A notes, secured by a first ranking fixed charge. We have deposited these notes in a trust account held by the trustee for this purpose, although the required fixed charge is not in effect as yet. As we previously reported, our subsidiary purchased these notes from note holders during the first quarter of 2009 for an aggregate purchase price of $3.0 million. At the time, these notes had an aggregate principal amount of $6.3 million, which has increased since then due to increases in the CPI and the exchange rate.  Since our balance sheet is consolidated with that of our subsidiaries, these notes are not included among our consolidated liabilities. Our subsidiary does not plan to convert the notes into ordinary shares and is prohibited under the terms of the Arrangment from selling them or from requesting the early redemption thereof.

•
The prompt filing by us of a request with the Court to convene meetings of our Series A note holders, our Series B note holders and our shareholders to approve the Arrangement pursuant to Section 350 of the Israeli Companies Law, the publication by us of notices to convene such meetings promptly after receiving the Court's approval, and the receipt of such approvals of our note holders and our shareholders.

We filed such request with the Court on February 22, 2012, and, following the approval of the Court on March 2, 2012, we published notice of the Meeting on March 7, 2012.  Meetings of the holders of our Series A notes and Series B notes shall be held and we will publish notice of these meetings.

•	The approvals of the Tel Aviv Stock Exchange and the Court.

Most of the amounts set forth in this proxy statement are denominated in New Israeli Shekels ("NIS"). The dollar amounts set forth above have been translated for convenience according to an exchange rate of NIS 3.734 per $1.00, which was the representative rate of exchange published by the Bank of Israel on February 15, 2012.

Increase of Our Authorized Share Capital

 Our Memorandum and Articles of Association, as currently in effect, authorize us to issue 95,000,000 ordinary shares.  If the Arrangement is approved, we will need additional authorized share capital in the event of conversion of our Series A notes and Series B notes under the terms of the Arrangement, as described above. Assuming the conversion of all our Series A notes and Series B notes pursuant to the terms of the Arrangement (see above under "Terms of the Arrangment—Conversion of Notes into ordinary shares"), we would be required to issue up to approximately 75.9 million ordinary shares, as compared to approximately 4.4 million ordinary shares according to the terms of the notes prior to the Arrangement.  Accordingly, at the Meeting, our shareholders will be asked to approve an amendment to our Memorandum and Articles of Association to increase our authorized share capital by 75 million ordinary shares to 170,000,000 ordinary shares.

As of March 1, 2012, we had 22,768,338 ordinary shares outstanding. In addition, as of the same date, (i) a total of 4,935,864 ordinary shares were reserved for issuance pursuant to our various stock option plans, (ii) warrants currently exercisable to purchase up to 2,529,771 ordinary shares were outstanding, (iii) contingent warrants not yet exercisable to purchase up to 702,500 ordinary shares were outstanding, (iv) 4,363,540 ordinary shares were reserved for issuance upon conversion of our convertible notes prior to the Arrangement and up to 75,939,803 ordinary shares would be required to be reserved subsequent to the Arrangement, and (v) a total of 11,384,169 ordinary shares were reserved for issuance pursuant our shareholder bonus rights plan.

If the proposed amendment is adopted, immediately subsequent to the Arrangement, approximately 51.7 million ordinary shares would be available for future use. To the extent that notes are repaid and not converted into ordinary shares, we will have additional ordinary shares available for issuance for future use. In addition, to the extent that the the conversion prices of the Series A notes or the Series B notes increase with time, as contemplated by the Arrangement, we will be required to reserve fewer ordinary shares for issuance pursuant to the conversion of notes and additional ordinary shares will be available for issuance for future use. The number of shares required to be reserved for our shareholder bonus rights plan may be increased subsequent to the Arrangement to the extent notes are converted.

If the proposed amendment is approved by our shareholders, additional ordinary shares will be available for general corporate purposes. In addition to satisfying the requirements of the Arrangement, the Board of Directors believes that the proposed increase in the number of authorized ordinary shares is necessary to provide us with the flexibility to pursue opportunities without added delay and expense.  In addition to issuances of our ordinary shares as a result of the Arrangement, our authorized but unissued ordinary shares could be issued at the direction of the Board of Directors from time to time for any proper corporate purpose, including, without limitation, the raising of additional capital for use in our business, including to conduct a rights offering or other public or private offering, the acquisition of other businesses, a split or dividend on then outstanding ordinary shares or in connection with any employee share plan or program. Any future issuances of authorized ordinary shares may be authorized by the Board of Directors without any further action by shareholders, except as required by applicable law.

The additional ordinary shares to be authorized by approval of the proposed amendment to our Memorandum and Articles of Association would have rights identical to our currently outstanding ordinary shares. Because holders of our ordinary shares have no preemptive rights to purchase or subscribe for any unissued ordinary shares, the issuance of additional ordinary shares would reduce the current shareholders’ percentage ownership interest in the total outstanding ordinary shares in addition to any reduction as a result of the Arrangement. An increase in the number of ordinary shares outstanding could have an anti-takeover effect in that additional ordinary shares could be issued in one or more transactions that could make a change in control or takeover of us more difficult.

If the proposed amendment is approved by our shareholders, it will become effective upon the effective date of the Arrangement and we will restate our Memorandum and Articles of Association to reflect such amendment. If the Arrangement does not come into effect, then the proposed amendment will not come into effect.

Section 350 of the Israeli Companies Law

Section 350 of the Companies Law addresses a company's arrangement or settlement with specific classes of its creditors and/or shareholders. Section 350 provides that an arrangement with creditors that is approved by the court after receiving the consent of a majority of the creditors attending or represented at a creditors' meeting or meetings, as the case may be, holding together at least 75% of the value represented at each such meeting, will be binding on the company and on all of its creditors of those classes of creditors party to the arrangement. As mentioned above, meetings of the Series A note holders and the Series B note holders shall be held. To the extent the required approvals are obtained under Section 350 and the Arrangement is approved by the Court, all creditors party to the Arrangement, including dissenting ones, will be bound by the terms of the Arrangement.

The regulations promulgated under Section 350 (the "Regulations") provide the procedural framework for proceedings under Section 350. Obtaining the court's sanction of an arrangement generally involves two applications to the court. As part of the first application to the court, a company applies for permission to convene meeting(s) of its relevant creditors. This first application includes a description of the proposed arrangement. Any person may oppose the application by submitting to the court a written objection with affidavit within 21 days following the submission to the court. We filed this application with the Court with respect to the Arrangement on February 22, 2012 and received approval of this application on March 2, 2012.

When convening the meetings, the company is required to publish information and send notices regarding the convening of the creditors' meetings in accordance with the Regulations. A company is required under the Regulations to send to its material creditors and shareholders, as applicable, the order of the court to convene the meetings, the application for the proposed arrangement submitted to the court, an instrument for the appointment of proxy and a form for voting by written ballot. According to the Court's decision on March 2, 2012, we are convening the Meeting and we are convening meetings of our Series A note holders and our Series B note holders as mentioned above.

The second application to the court is made within 14 days from the date of the meetings at which an arrangement is approved in order to obtain court sanction of the arrangement. A company will be required to publish in newspapers and distribute in accordance with the Regulations a notice announcing the approval of an arrangement at the meetings. Any person may object to an arrangement by filing an objection and affidavit during the period of ten days following receipt of notice or, if such person has no right to receive notice pursuant to the Regulations, then ten days following publication, but in any event no later than five days prior to the date set by the court for a hearing to approve an arrangement, if any. We intend to file the second application with the Court on or around April 16, 2012.

Personal Interests of our Directors and Officers

Each of our two co-founders, Izhak Tamir, our President and a director, and Eric Paneth, our CEO and a director, has personal interests in approving the Arrangement due to the provisions of the Arrangement relating personally to him (described above under "Terms of the Arrangement—Other Provisions") and his holding of Series B notes (approximately $1.8 million principal amount held by Mr. Tamir and $146,000 principal amount held by Mr. Paneth).  In addition, at the request of Messrs. Tamir and Paneth, we have withheld a portion of their salaries since June 2010 and owe them an aggregate of $380,000 in unpaid salaries.  This is in addition to salary reductions that they initiated in 2011 and the further reduction required by the Arrangement. Pursuant to the terms of the Arrangement, Messrs. Tamir and Paneth have also provided us and the trustees of the Series A notes and the Series B notes with written undertakings to vote in favor of the Arrangement at the Meeting, or at any adjournment thereof, to reduce their salaries, to invest in certain equity financings and to provide a subordinated loan to us.

Because of these personal interests of Messrs. Tamir and Paneth, the negotiations with respect to the terms of the Arrangement (except for the terms that relate to them personally) were led on our behalf by independent members of our Board of Directors. In addition, the Arrangement was approved by our Audit Committee and by our Board of Directors.  Messrs. Tamir and Paneth are not members of our Audit Committee and did not participate in the approval of our Board of Directors.

Each of our officers and directors has a personal interest in the Arrangement due to the general waiver of liabilities in their favor contained therein.  In addition, since we believe that the Arrangement is in the best interests of the Company and affords the best chance for its success, each of our employees has a personal interest in the Arrangement.

Reasons for Approving the Arrangement

We believe that weakness in our balance sheet has created an obstacle for potential customers to enter into commercial relationships with us. This harmed our business in 2011, which further weakened our balance sheet, despite raising additional funds in an equity offering in December 2010 and by the sale of Series B notes in June 2011 and two rounds of cost-cutting measures that we implemented since December 2010. In the second quarter of 2011, as a result of the right of our Series A note holders to request early redemption of their notes in March 2012, these notes became classified on our balance sheet as short-term indebtedness. We might not have had sufficient cash to repay our Series A notes in March 2012 if all the holders of those notes requested early redemption.  In addition, in September 2011, the NASDAQ Listing Qualifications Department notified us that, as of June 30, 2011, we did not satisfy the minimum shareholders’ equity requirement for continued listing on The NASDAQ Global Market. The Arrangement is part of a plan we submitted to NASDAQ in order to regain complaince with NASDAQ listing requirements.

Our Audit Committee and Board of Directors believe that the Arrangement is in the best interests of the Company, including its creditors and shareholders. Deferring the payment obligations pursuant to the early redemption right of our Series A note holders is intended to enable us to retain sufficient funds with which to pursue our business plan in the short term.  Lowering the conversion prices of our Series A notes and our Series B notes is meant to encourage our note holders to convert some or all of their notes into ordinary shares, thereby reducing the amount of our debt.  The Arrangement is intended to strengthen our balance sheet by reducing short-term debt and long-term debt and increasing shareholders' equity.  These improvements to our balance sheet are also intended to assist us in raising additional funds in one or more equity financings, in which each of Mr. Tamir and Mr. Paneth has agreed to participate with his own personal funds.  The Arrangement is part of a plan by us to regain compliance with the continued listing requirements of the NASDAQ Stock Market. Overall, we expect the Arrangement will enable us to focus on continuing the momentum of our business and maximizing our potential as a leader in our field, for the benefit of all our creditors and shareholders.

We believe that the Arrangement, which is the result of extensive discussions among the parties, provides us with the opportunity to continue our business with the lowest amount of disruption to our business. If the Arrangement is not approved, we believe that a potential liquidation and the resulting cessation of our operations (discussed below) will significantly reduce our value. As a result, the assets and proceeds available for distribution to our note holders and shareholders are expected to be greatly reduced. In addition, we believe a piecemeal sale of assets would not yield the highest value of our assets, which depend to a large extent on our operation as a going concern.

Potential Effects if the Arrangement is not Approved

As described above, the Series A note holders have the right to request early redemption of their notes.  If all of them request such early redemption, we would have to repay the aggregate principal amount of approximately $25.5 million.  As of February 14, 2012, we held $18.9 million in cash, cash equivalents and securities and our wholly owned subsidiary held $2.6 million in cash and cash equivalents.  If we were to default on early redemption obligation, our obligation to repay the aggregate principal amount of $8.2 million of our Series B notes could be accelerated.  We have other creditors, as well, as described further below.

Accordingly, if the Arrangement does not come into effect, we may be forced to file a petition for a stay of proceedings under Section 350 of the Companies Law, liquidate our company or sell all or part of our assets or operations. In each of those events, there may be insufficient cash to pay the amounts due on the existing notes and we may not be able to continue to operate as a going concern. In such event, it is likely that our ordinary shares would not have any value.

If the Arrangement does not come into effect, we also may be subject to suits of enforcement of our obligations to the holders of our Series A notes and Series B notes. In addition, if the Arrangement does not come into effect, our customers might try to terminate their contracts with us and withhold payments owed to us. Potential new customers might decide to do business with financially stronger competitors.  These events would have a material adverse effect on our financial condition.

In the event of either a liquidation or a sale of assets, besides the aggregate of $33.7 million in principal amount (plus accrued interest) that would be owed to our Series A note holders and Series B note holders, we would have to pay our other debts and obligations, which, as of February 14, 2012, consisted of: (i) employees and tax authorities (in the amount of approximately $2.6 million, of which approximately $35,000 is senior to our debt to the note holders), (ii) lease payments in the amount of approximately $250,000, (iii) moneys owed to creditors and suppliers in the amount of approximately $200,000, and (iv) moneys owed to a European consortium in the amount of approximately $200,000.

In addition, our liquidation would also lead to the insolvency of our subsidiaries, whose research and development and marketing activities are funded by us. Our subsidiaries' debts and obligations, as of February 14, 2012, consist of: (i) payments to employees and tax authorities (in the amount of approximately $3.7 million, of which approximately $700,000 is senior to our debt to the note holders), (ii) moneys owed to creditors and suppliers in the amount of approximately $2.5 million, and (iii) royalties in the amount of approximately $200,000 owed to the Israeli Office of the Chief Scientist for sales during the third and fourth quarters of 2011. Our subsidiaries also have outstanding bank guarantees in the amount of approximately $350,000. We estimate that our subsidiaries could be subject to claims of up to $16.5 million from governmental institutions (such as the Office of the Chief Scientist) for funding development programs, and claims of $15.0 million from customers for breach of contract.

Accordingly, we believe that, under the current circumstances, the Arrangement is in the best interests of the Company, including its creditors and shareholders.

Future Plans for the Company

Our objective is to continue to develop and improve our industry leading packet transport equipment that enables telecommunications providers to efficiently deliver both voice and data over the same fiber network. We believe that our superior products will enable us to secure orders with respect to one or more of the projects to be conducted by Tier 1 telecommunication service providers as described below, and to raise additional funds to finance our operations until we can achieve a positive cash flow. There can be no assurance that we will be able to achieve our business goals. See the Risk Factors set forth in Appendix A hereto.

Business Outlook

Our revenues increased to $13.1 million in the nine months ended September 30, 2011 from $8.0 million in the comparable period in 2010.  We have forecasted revenues of $16 million for the full 2011 year compared to our revenues of $14.6 million in 2010.  In our drive to return to profitability, we reduced expenses, primarily through reductions in staff and salaries, that have reduced quarterly operating expenses by approximately $1.6 million.

Since the beginning of 2011, there has been significant interest by service providers around the world in our products.  We added more than ten customers in 2011 and we are currently in various stages of selection processes with a number of Tier 1, Tier 2 and Tier 3 service providers. These sales opportunities represent aggregate potential revenues of hundreds of million dollars.

Customer Pipeline

We are involved in various stages of the sales process with telecommunication companies located in various countries around the world.  Before telecommunication companies can purchase our products, the products undergo a lengthy approval process. Evaluations of our technology and design of modifications of products required to meet customers’ requirements take many months and/or years prior to commercial selection.

Tier 1 telecommunications companies typically do not work directly with small equipment providers like us. To overcome this hurdle, our strategy is to convince potential Tier 1 customers of the significant advantages of our technology. This requires us to invest in product trials and the development of features and specifications required by potential customers. Once a potential Tier 1 customer is convinced of the advantages of our product line, it may recommend that its incumbent equipment suppliers integrate our products into the overall technology solution to be purchased by the potential customer.

Three Potential Customers Located in India

India is the country in which our involvement in sales processes with potential Tier 1 customers is in the most advanced stages.  Set forth below is the status of our sales process with respect to each of three potential Tier 1 customers in India.  While we have made significant progress since the fourth quarter of 2010 when we launched our go to market activity in the private sector in India, there is no assurance that we will be awarded any of these projects.  If we are awarded any of these projects, it is expected that we will first begin to receive purchase orders in the second half of 2012.  We believe that the aggregate annual budget of these three telecommunication providers for legacy SDH technology (which is to be replaced by converged technology such as ours) was more than $150 million.  Annual purchases by each telecommunication provider are typically allocated between two or more suppliers.

The Indian telecommunications market is currently experiencing an economic slowdown and the demand for third generation cellular services is not growing at the pace that was expected.  If the telecommunications market in India does not grow and prosper, the market for our products in India could be materially adversely affected and potential contracts and orders for our products from Indian telecommunication providers may be delayed or may not materialize at all.

Recently, the Supreme Court in India cancelled a large number of licenses for 2G mobile networks issued in 2008. The Court decided that the Indian government had awarded these licenses in an arbitrary and unconstitutional manner and for less than market value. While this decision affects only a small percentage of the mobile phone users in India and affect only one provider referred to below with whom Orckit is in discussions, the uncertainty caused by this decision could result in increased prices for cellular service in India, adversely affect the telecommuniations market in India and reduce foreign investment in the market.

Indian Telecommunication Provider 1 - We are in the process of seeking potential sales to this company through two channels:

1.
A local Indian telecom supplier. We have signed an agreement with a local telecom supplier, which has submitted a proposal that includes our products for a project of a Tier 1 telecommunication provider in India. We believe that there is a good chance that an agreement between the local telecom supplier and the potential customer will be signed in the first half of 2012.

2.
A global original equipment manufacturer, or OEM, channel. The global OEM has an agreement with the potential customer. We are in extensive discussion with this manufacturer to include our product line in the portfolio to be supplied to the telecommunication provider in India and in other markets

Indian Telecommunication Provider 2 -       We have an agreement with another global OEM channel that submitted a proposal that includes our products for a project of a second Tier 1 telecommunication provider in India.  This provider is expected to select the suppliers for this project in the first half of 2012.

Indian Telecommunication Provider 3 - We have signed an agreement with a local Indian telecom supplier (the same as for Indian telecommunication provider 1).  The provider is expected to select the suppliers of the project by mid 2012.

Existing Indian Customer - BSNL

BSNL is a government owned telecommunication provider in India and has close to 100 million subscribers. We won a tender published by BSNL through two OEM channels -- Alphion/ITI and a global OEM channel. To date, we have shipped $8.7 million of products to BSNL.  We expected to receive a follow-on order from BSNL in an amount of approximately $7.0 million in the third quarter of 2011. However, the follow-on order was delayed because BSNL received an anonymous letter complaining, among other things, that the tender for selecting us was issued several years ago and therefore our prices should be lowered.  As a governmental company, BSNL is subject to strict oversight and regulations that are sometimes used by equipment providers in India to compete with competitors. The last of these complaints was cleared by a governmental committee on December 12, 2011, after we agreed to lower our price proposal.   While we believe we will receive this purchase order in the second quarter of 2012, there is no assurance that we will receive this purchase order.

Existing Japanese Customer – KDDI

We supplied to KDDI more than 2,000 units of our CM100 network element, primarily in 2005.  These network elements were designed in the early 2000s and have limited bandwidth capacity.  In Japan, installation and provisioning costs are significantly higher compared to such costs in other countries and, in some cases, can approach the cost of the products themselves. Our new technology is expected to enable KDDI to upgrade old network elements without replacing existing infrastructure.  This approach will allow KDDI to carry anticipated traffic during the next ten years with a significant savings in installation costs.  We are currently in discussions with KDDI regarding this proposed upgrade plan. We believe that if KDDI decides to undertake the upgrade project, it will commence in the middle of 2012. This upgrade is expected to generate more than $100 million in sales over the life cycle of the network and will require additional development on our part that would costs millions of dollars. There is no assurance that we will be awarded this project or, if awarded to us, that KDDI will cover any of the development costs.

Equity Financings

If the Arrangement is approved, we intend to use our best efforts to raise approximately $12 million through offerings of our ordinary shares. As described under "Terms of the Arrangement--Additional Provisions" above, each of Mr. Tamir and Mr. Paneth has agreed to purchase 10% of such financings, up to an investment of $1.0 million each, if the amount raised from other investors is at least $7.0 million, as part of such financings, subject to the conditions described herein. This proxy statement does not constitute an offer to purchase, or a solicitation of an offer to purchase, any of our securities.

Risk Factors

We are subject to various risks and uncertainties relating to or arising out of the nature of our business and general business, economic, financial, legal and other factors or conditions that may affect us. We believe that the occurrence of any one or some combination of the risk factors set forth in Appendix A hereto could have a material adverse effect on our business, financial condition, cash flows and results of operations. We suggest you read Appendix A carefully.

Where You Can Find More Information and Incorporation by Reference

If there are important updates about the approval process of the Arrangement or if there are material modifications made to the Arrangement prior to the Meeting, we will inform you by filing a Report on Form 6-K with the SEC and incorporating it by reference into this proxy statement.

We are an Israeli company and are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  As a result, (1) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, we were not required to make, and did not make, our SEC filings electronically, so that those filings are not available on the SEC’s website.  However, since that date, we have been making all required filings with the SEC electronically.

In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm.  We also furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information.

You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.  You may also access the information we file electronically with the SEC through our website at http://www.orckit.com.  Our website does not form part of this proxy statement.

We incorporate by reference in this proxy statement, the documents listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the SEC on June 29, 2011;

•	our Report on Form 6-K filed with the SEC on March 3, 2011 (regarding our audited financial statements as of and for the year ended December 31, 2010);

•
the financial statements included in the press release attached as Exhibit 99.1 to our Report on Form 6-K filed with the SEC on May 23, 2011 (regarding our financial results for the three months ended March 31, 2011);

•	our Report on Form 6-K filed with the SEC on September 1, 2011 (regarding notice of our 2011 annual general meeting and proxy statement);

•
our Report on Form 6-K filed with the SEC on September 12, 2011 (regarding our unaudited condensed interim consolidated financial statements as of and for the six month period ended June 30, 2011 and operating and financial review and prospects for June 30, 2011);

•	our Report on Form 6-K filed with the SEC on October 3, 2011 (regarding a Nasdaq notification we received concerning our not satisfying Nasdaq's shareholders' equity requirements);

•	our Report on Form 6-K filed with the SEC on October 11, 2011 (regarding the results of our 2011 annual general meeting held on October 11, 2011);

•
the first paragraph of our Report on Form 6-K filed with the SEC on December 1, 2011 and the financial statements included in the press release attached as Exhibit 99.1 thereto (regarding our shareholders bonus rights plan and our financial results for the third quarter and nine months ended September 30, 2011);

•	our Report on Form 6-K filed with the SEC on December 19, 2011 (containing a business update regarding potential new tier 1 customers);

•	our Report on Form 6-K filed with the SEC on January 3, 2012 (regarding our petition for a stay of proceedings);

•	our Report on Form 6-K filed with the SEC on January 9, 2012 (regarding receipt of Nasdaq notification and agreement in principle with the representatives of the Series A note holders);

•	our Report on Form 6-K filed with the SEC on February 16, 2012 (regarding signing of the Arrangement); and

•	our Report on Form 6-K filed with the SEC on February 22, 2012 (regarding a NASDAQ notification we received concerning our not satisfying Nasdaq's minimum bid price requirements).

The information we incorporate by reference is an important part of this proxy statement.

We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this proxy statement, other than exhibits to such documents which are not specifically incorporated by reference into such documents.  Please direct your written or telephone requests to:

Orckit Communications Ltd.
126 Yigal Allon Street
Tel-Aviv 67443, Israel
Telephone:  (972) 3-696-2121

or to our agent in the United States:

Puglisi Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
Telephone: 1-302-738-6680

Required Approval

Pursuant to Section 350 of the Companies Law, the affirmative vote of a majority by number of the shareholders voting their shares in person or by proxy and holding at least 75% of the ordinary shares voting on the Arrangement, is required for the approval thereof. Pursuant to our Articles of Association, the affirmative vote of the holders of 66-2/3% of the ordinary shares present in person or by proxy and voting on the matter is required for the proposed amendment to our Memorandum and Articles of Association. If the Arrangement does not come into effect, then the proposed amendment will not come into effect.

The Arrangement is also subject to (i) the approval of our Series A note holders and our Series B note holders, by a majority of the holders of each class attending or represented at its respective meeting, holding together at least 75% of the value represented at such meeting, and (ii) the subsequent approval of the Court. If the Arrangement is approved by our note holders but not by our shareholders, our note holders are expected to request that the Court approve the Arrangement (and the related increase in share capital) notwithstanding the failure to secure approval by our shareholders, in light of our financial condition and the priority of creditors over shareholders under the principles of corporate law.

We may be required to separately count the votes of shareholders that have an interest in the Arrangement that differs from those of our shareholders, such as shareholders that also hold our Series A notes or Series B notes. Since it is unlikely that any of our U.S. public shareholders has a different interest in this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a different interest in this matter. If you have a different interest, please contact us to declare such interest at +972-3-694-5383 or, if you hold your shares in "street name" you may also contact the representative managing your account, who would then contact us. Shareholders who hold their shares through banks, brokers or other nominees that are members of the Tel Aviv Stock Exchange should use a form of voting card with instructions addressing this issue, which we will file on MAGNA, the website of the Israel Securities Authority.

The Arrangement is also subject to the subsequent approval of the Tel Aviv Stock Exchange and the Court.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to approve the Arrangement between the Company and its Series A note holders and Series B note holders, and the transactions contemplated thereby, as set forth in the Company’s proxy statement dated March 7, 2012, as may be modified by the Court, including that Article 4 of the Articles of Association of the Company, as amended, and Section 4(a) of the Company’s Memorandum of Association, as amended, be amended to read as follows:

‘The share capital of the Company is 170,000,000 Ordinary Shares of no nominal value.’"

The Board of Directors recommends a vote FOR approval of the proposed resolution.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Izhak Tamir
President

Eric Paneth
Chief Executive Officer
Dated: March 7, 2012

Appendix A

Risk Factors

We are subject to various risks and uncertainties relating to or arising out of the nature of our business and general business, economic, financial, legal and other factors or conditions that may affect us. We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Relating to Our Business and Industry

Even if the  Arrangement receives all the requisite approvals and comes into effect, our business will still be subject to numerous significant risks.  There is no assurance that our business plan will succeed, that we will be able to make all required payments to our note holders in accordance with the Arrangement or that our ordinary shares will maintain or increase in value.

It is possible that challenges by third parties or other events outside our control could delay the implementation of the Arrangement or result in its termination.  Even if the Arrangement receives all the requisite approvals and comes into effect, there can be no assurance that our business plan will succeed. Our ability to successfully execute our business plan depends on various factors, some of which are outside our control, such as raising additional funds to finance our business, developing our products to meet customer specifications and being awarded large customer contracts.  As discussed below, we may be unable to raise additional funds as and when required on reasonable terms or at all.  This would require us to further reduce our operating expenses, which could harm our business prospects.  In addition, the successful execution of our business plan is subject to the risks that we will not be selected for some or all of the customer projects that we are seeking, that there will be delays in selecting the suppliers or in issuing purchase orders related to such projects and that we will be unable to develop, manufacture and deliver products ordered satisfactorily and on a timely basis. If we are unable to raise sufficient funds or are not selected for large customer projects on a timely basis, we could be unable to make all required payments to our note holders, which could ultimately result in the liquidation of our business. The risk factors below more fully describe the risks facing our business.

If the Arrangement is not approved, we may encounter creditor lawsuits and/or request a stay of proceedings, which may materially harm our operations and financial results and ultimately result in our liquidation.

On January 1, 2012, we filed a petition with the Tel Aviv District Court for a stay of proceedings on actions by creditors, including holders of our Series A and Series B notes, pursuant to Section 350 of the of the Israeli Companies Law, 5759-1999. On January 2, 2012, we filed a request with the Court to suspend the petition in order to pursue further negotiations with the respective representatives of the Series A and Series B note holders regarding a possible arrangement.  According to a decision of the Court, we were required to withdraw our petition in order to file the request for approval of the Arrangement.  On February 26, 2012, we filed to withdraw our petition and the Court has approved the withdrawal of our petition. Although we have reached an agreement with the representatives of the note holders regarding the Arrangement, if it does not come into effect for any reason, we may file a new petition for a stay of proceedings.

Normally, during the period of a stay of proceedings, our business would continue to function under the supervision of a trustee appointed by the Court.  The trustee would replace our Board of Directors and have full authority to control our business.  If a stay of proceedings is not granted by the Court or if the stay expires and is not extended by the Court before our financial condition sufficiently improves, one or more of our creditors might initiate proceedings to liquidate our business.  Upon liquidation, our ordinary shares would most likely have no value.

Our filing of a petition for a stay of proceedings, even if denied, suspended or withdrawn, could adversely affect our business and operations in various ways. For example, negative events or publicity associated with our proposed stay of proceedings could adversely affect our sales and relationships with our existing and potential customers, as well as with vendors and employees, which in turn could adversely affect our operations and financial condition.

If the Court approves a stay of proceedings, our operations, including our ability to execute our business plan, would be subject to various risks and uncertainties, including the following:

•	Actions and decisions of the trustee, or delays in taking important business decisions, may adversely affect our business;

•
Actions and decisions of our creditors, including holders of our Series A and Series B notes, and other third parties with interests in our stay of proceedings may be inconsistent with our business plan;

•	We could lose our ability to obtain and maintain commercially reasonable terms with vendors and service providers;

•	Our ability to maintain customer contracts and sign new ones that are critical to our operations could be reduced;

•	We might not be able to retain management and other key personnel; and

•	Risks associated with third parties seeking and obtaining Court approval to terminate or shorten the period for us to propose and confirm a plan of reorganization or to appoint a trustee.

Because of the risks and uncertainties associated with a petition for a stay of proceedings, the ultimate impact that events that occur during the related proceedings will have on our business, financial condition and results of operations cannot be accurately predicted or quantified.

We require a significant amount of cash to fund our operating activities and repay our indebtedness.

We used cash in our operating activities in the amount of $33.4 million in 2008, $20.0 million in 2009, $31.2 million in 2010 and $10.5 million in the six months ended June 30, 2011.  We will continue to use a significant amount of cash in our operating activities in 2012.  Each holder of our Series A notes has the right to request early redemption of its notes no later than May 2012, subject to the outcome of the votes on the Arrangement.  If all the holders requested such early redemption, we would be required to pay them approximately $25.5 million. This amount exceeds the total amount of our cash and cash equivalents as of February 14, 2012, which amounted to $18.9 million (excluding cash and cash equivalents held by our subsidiaries). If the Arrangement comes into effect and all of our note holders request early redemption of their notes, we will be required to pay them approximately $10.2 million in May 2012, $2.8 million in September 2012, $1.6 in March 2013 and $11.9 in July 2014 (including accrued and unpaid interest). There can be no assurance that our note holders will not exercise their right to request early redemption of their notes or that they will decide to convert their notes into ordinary shares, notwithstanding the decrease in the conversion price of the notes that is contained in the Arrangement. Even with the delay in payments that is part of the Arrangment, we will require additional financing or a significant improvement in our results of operations if we are to be able to operate our business without significant reductions in expenditures.

We need additional financing to operate or grow our business.

We need to raise additional capital to operate our business. The substantial cash required to repay our outstanding notes and to fund our operating activities could impede our ability to operate successfully and to invest in our business. In order to operate or grow our business, we need to raise additional equity through additional public or private financing or through arrangements with strategic partners. We have not generated cash from operations during each of the years in the period from 2006 or for the nine months ended September 30, 2011. We may not be able to obtain additional financing on acceptable terms or at all. This would inhibit our ability to operate or grow our business or cause us to reduce our expenditures for research and development and for sales and marketing, which could adversely affect our results of operations, our ability to grow and even our ability to operate.

We have a history of substantial losses. We may experience additional losses in the future.

We have incurred significant research and development expenses addressing the development of the metro CM-100 and CM-4000 products, both telecommunication equipment products addressing high transmission of data for the metropolitan area. While we generated a small amount of operating income in 2006, we incurred operating losses of approximately $32 million in 2007, $34 million in 2008, $25 million in 2009, $25 million in 2010 and $19 million in the nine months ended September 30, 2011, due to a significant decrease in revenues compared to 2006. We also incurred significant net losses in each of those years and expect to incur a net loss for 2011. We cannot be sure that we will be able to become profitable.

We have a significant amount of debt and we may have insufficient cash to satisfy our debt service obligations.  The amount of our debt could impede our operations and flexibility and could ultimately result in the inability to operate our business.

In March 2007, we issued NIS-denominated Series A convertible notes in the aggregate principal amount of approximately $25.8 million (based on the U.S. Dollar/NIS exchange rate at that time), which bear interest at the rate of 6% per year and are linked to the Israeli CPI.  The Series A notes are due in March 2017, but are subject to the right of each holder to request early repayment of all or part of the notes held by it no later than May 2012 with a penalty of approximately 3% of the indexed amount (equal to the last payable interest coupon preceding the early repayment request).  In the first quarter of 2009, we paid $3.0 million to repurchase approximately 25% of the then principal amount of the outstanding Series A notes. As of December 31, 2011, the net indexed principal amount outstanding under the Series A notes was approximately $24.9 million (based on the U.S. Dollar/NIS exchange rate at December 31, 2011). The Series A notes are convertible at the election of each holder into our ordinary shares at the conversion price of NIS 63.00 per share (approximately $16.49 based on the U.S. Dollar/NIS exchange rate at December 31, 2011). The conversion price is subject to adjustment in the event that we effect a share split or reverse share split, a distribution of bonus shares or cash dividend, or a rights offering.

In June 2011, we issued NIS-denominated Series B convertible notes in the aggregate principal amount of approximately $9.0 million (based on the U.S. Dollar/NIS exchange rate at that time), which bear interest at the rate of 8% per year and are not linked to the Israeli CPI.  The Series B notes are due in December 2017.  The Series B notes are convertible at the election of each holder into our ordinary shares at the conversion price of NIS 10.00 per share (approximately $2.62, based on the U.S. Dollar/NIS exchange rate at December 31, 2011). The conversion price is subject to adjustment in the event that we effect a share split or reverse share split, a distribution of bonus shares or cash dividend, or a rights offering.

The terms of the Series A and Series B notes described above would be amended if the Arrangement is approved by our shareholders and the holders of these notes.

If the value of the NIS compared to the U.S. dollar increases, the U.S. dollar value of the principal amount of both series of our convertible notes would also increase.  We may be unable to repay the principal amount of the notes when due.  If we are unable to generate sufficient cash flows or otherwise obtain funds necessary to make required payments on these notes or to repay the principal or interest of these notes, we will be in default under the respective trust agreements governing the notes which could, in turn, cause defaults under any other future indebtedness.

The amount of debt we have incurred could adversely affect us in a number of ways, including by:

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business;

•	placing us at a competitive disadvantage as compared to our competitors who have less or no debt;

•	making us more vulnerable to a downturn in our business and the economy generally;

•	requiring us to apply all or a substantial portion of our cash towards payments on our debt, instead of using those funds for other purposes, such as working capital or capital expenditures; and

•	harming our financial condition and results of operations.

Recent and future economic conditions may adversely affect our business, including our business prospects in India.

The current economic and credit environment is having a negative impact on business around the world.  The impact of these conditions on the technology industry and our major current and potential customers has been severe.  We have a number of important business prospects with telecommunications providers in India.  The Indian telecommunications market is currently experiencing an economic slowdown and the demand for third generation services is not growing at the pace that was expected.  The telecommuniatons market in India is also experiencing uncertainty as a result of the cancellation of mobile licenses by a court in India. If the telecommunications market in India does not grow and prosper, the market for our products in India could be materially adversely affected.

Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our current and potential significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products, the inability or failure on their part to meet their payment obligations to us and the cancellation or reduction of future projects, any of which could have a material adverse effect on our results of operations and liquidity.  In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us.  If we are unable to grant extended payment terms when requested by customers, our sales could decrease.  Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position would have an immediate negative effect on our cash balances, and could require us to assume greater credit risk relating to that customer’s receivables or limit our ability to collect receivables related to purchases by that customer. As a result, we may have to defer recognition of revenues, our reserves for doubtful accounts and write-offs of accounts receivable may increase and our losses may increase.

We depend on sales to a limited number of significant customers.  The loss of a significant customer, or a decrease in purchases by a significant customer, could have a material adverse effect on our results of operations.

Our revenues from 2004 through 2007 were dependent on sales of one product line, the CM-100, to KDDI, a Japanese telecommunication carrier, which remained a significant customer in 2008, 2009, 2010 and through September 30, 2011. Approximately 45.5% of our revenues in 2008, 44.0% of our revenues in 2009, 23.1% of our revenues in 2010 and 13.4% of revenues in the nine months ended September 30, 2011 were derived from sales of CM-100 metro products and services to KDDI. We do not know for how long a period of time KDDI will continue to purchase products from us, nor do we have any control or influence over the purchasing decisions of KDDI, including the quantities and timing of the deployment of the CM-100 product line in its network. KDDI purchased the CM-100 for initial coverage deployment in its metropolitan area network and began significant deployment in late 2004, continuing through 2005. KDDI’s deployments of the CM-100 decreased in 2006 through 2011. In 2007, we introduced the CM-4000, a metro product with additional features and capabilities. KDDI has not made purchases of this product and we do not know if KDDI will choose to make purchases of our CM-4000 product line.

In 2008, our products were selected by Media Broadcast GmbH as a network infrastructure building block for network solutions deployed by Deutsche Telekom’s wholesale business unit, and leased to a leading cable operator in Germany. Media Broadcast, which was a subsidiary of Deutsche Telekom, began purchasing and deploying our products in 2008, becoming our second largest customer in 2008. Approximately 44.1% of our revenues in 2008 were derived from sales of metro products to Media Broadcast. Sales to Media Broadcast decreased significantly thereafter and constituted 13.6% of our revenues in 2009, 6.6% of our revenues in 2010 and 2.3% of our revenues in the nine months ended September 30, 2011. The cable operator that is the ultimate user of our products has decided to build its own network structure. Accordingly, our revenues from Media Broadcast are expected to consist primarily of the sale of services for equipment previously sold and therefore are expected to be significantly reduced.

In 2008, our products were selected by Korea’s Hanaro Telecom (now called SK Broadband) as their main network infrastructure building block for their premium IPTV services. SK Broadband, which began purchasing our CM-100 products in 2008, was our second largest customer in 2009. Sales to SK Broadband represented 22.9% of our revenues in 2009. Sales to SK Broadband decreased significantly in 2010 and constituted 1.7% of our revenues in 2010 and 0.7% of our revenues in the nine months ended September 30, 2011. We cannot be sure that SK Broadband will continue to purchase our products to the same extent, if at all.

In 2009, our CM-4000 products were selected by Bharat Sanchar Nigam Limited (BSNL) in India as part of a nationwide, next generation broadband, triple play network based on gigabit passive optical network (GPON) and carrier Ethernet technologies. In 2010, after receipt of a required approval from TSEC in India, a condition for making sales to BSNL, we started to recognize revenues from sales to BSNL through two OEM channels. We recognized approximately $5.9 million of revenues in 2010 which represented 40% of our revenues in 2010 and we recognized approximately $2.8 million of revenues in the nine months ended September 30, 2011 which represented 21.5% of our revenues in such period. We cannot be sure of the amount and timing of revenues, if at all, from BSNL in the future.

In late 2009, a leading Scandinavian telecommunication service provider selected our CM-4000 product to enable services migration and expansion for residential, enterprise and mobile subscribers with shipments beginning in late 2009. Sales to this customer represented 9.3% of our revenues in 2010 and 25.5% of our revenues in the nine months ended September 30, 2011.

For the past several years, we have depended on sales of our CM product lines to a limited number of customers for the substantial majority of our revenues. This dependence continued in 2011 and may continue in 2012 and beyond. Demand for CM products from our customers will likely be derived from growth in the number of subscribers for services offered by them, both for wireline and wireless subscribers. There can be no assurance that our customers will be successful in offering new services or securing additional subscribers. Sales to our customers are dependent on their success in offering new services and securing additional subscribers. Even if successful, there is no assurance that our customers will continue to purchase our products or that they will not choose another vendor. Our revenues from KDDI declined in 2008, 2009, 2010 and in the nine months ended September 30, 2011. Our revenues from Media Broadcast declined in 2009, 2010 and in the nine months ended September 30, 2011. Our revenues from SK Broadband declined in 2010 and in the nine months ended September 30, 2011. These reductions in revenues materially adversely affected our results of operations. Accordingly, we will need to attract new customers and/or increase our revenues from existing customers if we are to improve our results of operations. The loss of BSNL as a customer or the loss of one of two OEM channels through which sales to BSNL are made, or a significant decrease in revenues from BSNL, would have a material adverse effect on our results of operations unless we are able to generate significant additional revenues from other customers.

We need to make sales to additional customers and to develop additional products in order to become profitable.

We need to make sales to additional customers and to develop additional products in order to become profitable. Since 2004, the significant majority of our revenues have been derived from our CM-100 product line to a very limited number of customers. In 2008, we added a second generation product line, the CM-4000, which has started to be commercially deployed and accounted for the majority of our revenues in 2010.  We cannot be sure that we will be able to make significant sales of any of our products. There is no specific obligation on any customer to purchase products from us. Thus, we cannot be sure of the amount of our products that will be purchased as a result of selections of our products by new customers, or the period of time over which our products may be purchased by any customers.

We depend on third party distributors for the sale of our products. If these distributors do not succeed in selling our products, or if we are not able to maintain our relationship with them, our results of operations will suffer.

Our sales of products to KDDI are made through OKI Electric Industry Co., Ltd., our sales of products to SK Broadband are made through Global Telecom, our sales of products to BSNL are made through ITI Ltd. and Alphion Corporation, both distributors in India, as well as through an additional OEM channel, and our sales in Germany are currently made mainly through 3M Services. We also make sales through distributors for other smaller scale customers. We are dependent on the marketing and sales efforts of our distributors to convince customers or end-users to purchase our products and to provide local support services. If a distributor terminates or adversely changes its relationship with us, we may be unsuccessful in replacing it. The loss of a distributor could impair our ability to sell our products and materially adversely affect our results of operations.

The purchasing patterns in the markets we address will likely result in our revenues being highly volatile.

Sales of our product lines are dependent on the capital equipment expenditure budgets of telecommunication carriers for metro network equipment. The purchasing patterns of telecommunication carriers for this type of expansion project are subject to high volatility. Uncertainty with respect to consumer spending as a result of weak economic conditions could cause our customers to delay the placing of orders and slow the pace of reorders. We have experienced a concentrated and inconsistent pattern of purchasing by KDDI, SK Broadband, Media Broadcast and BSNL. We have limited experience with respect to the purchasing patterns of other newer customers as well. While product selections and subsequent deliveries may last several years, the purchasing pattern during the deployment period is highly uncertain and, accordingly, our revenues are likely to be subject to high volatility.

A substantial amount of our shipments are currently made in countries in which we have limited experience in selling and servicing metro products. This lack of experience could materially adversely impact our results of operations.

In 2008, a substantial portion of our shipments was to Germany. In 2009, a substantial portion of our shipments was to Korea, and, in late 2009, we began to make shipments of our metro products to India. Telecommunication equipment sales in these countries are subject to high quality and strict delivery requirements. We have limited experience in making sales of metro products into these markets and could face business requirements for quality, delivery, service and support that we may not meet. Failure to meet these requirements could have a material adverse effect on our results of operations.

In 2011, we opened a research and development center in India. We have limited experience in conducting business in India.

In 2011, we opened a research and development center in India. The establishment of a business in a foreign country requires a knowledge of various matters that impact conducting business in that country, including legal, tax, employee and other regulatory issues, as well as the country’s business culture. Our lack of experience in conducting business in India could adversely impact our ability to successfully operate a business in India and could result in expenses and costs we have not anticipated and, as a result, adversely affect our results of operations.

Successful introduction of service applications by telecommunication carriers that are expected to drive demand for our metro products could be delayed or slow to emerge.

Service applications that drive the demand for our metro telecommunication products are related to the offering of data and video services and their associated infrastructure, such as mobile backhauling, mobile broadband, video-on-demand, HDTV, and Internet TV, as well as other media services by telecommunication carriers over data networks. These types of services require very high bandwidth for packet-based transmissions and, as a result, require an upgrade of metropolitan, or metro, network equipment and access equipment. The availability of these services has begun to emerge in Asia, the United States, parts of Europe and Latin America, but is still limited in the breadth of services offered as well as in the number of subscribers. The launch of these services requires significant capital investment in equipment by telecommunication carriers in the access and metro networks. Delays in the launch of these services or slow subscriber additions to these services will have an adverse effect on the demand for our metro products. If the growth of these services continues to be limited, we will be required to invest additional resources and use more cash in our research and development, as well as in marketing efforts, in an effort to attain and maintain a competitive position in these markets before we can benefit from commercial selection and revenues from our products. Telecommunication carriers could select solutions offered by our competitors to provide these services. Thus, even if the demand for these services increases, we cannot be sure that this increased demand will result in increased sales of our products.

A slowdown in capital expenditures by telecommunication service providers had a material adverse effect on our results of operations in the past and may again in the future.

The global economic deterioration and economic uncertainty that began in 2008 resulted in a curtailment of capital investment by telecommunication carriers and service providers. Consolidation of telecommunication carriers has led carriers to purchase from fewer telecommunication equipment vendors. We are currently experiencing a slow capital investment environment in some regions, which is likely to have a negative effect on the demand for new technologies and new types of equipment. This could significantly limit our ability to sell our products. A continued industry downturn could increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, each of which could have a material adverse effect on our results of operations. In addition, the Indian telecommunications market is currently in a deep economic slowdown and the demand for third generation services is not growing at the pace expected. This may adversely affect our ability to generate significant revenues in India.

We plan to continue to invest substantial capital and other resources in the development, sales and marketing of telecommunication equipment. However, we recently reduced expenditures in these areas to preserve our cash.

We intend to incur substantial expenses in the development of telecommunication solutions capable of supporting high bandwidth services in telecommunication networks located in metropolitan areas. Most of our research and development and other operating expenses in 2008, 2009, 2010 and in the nine months ended September 30, 2011 were related to our CM-4000 products and we expect the CM-4000 to continue to constitute a significant part of our efforts in 2012 as well. In 2010, we increased expenses in research and development primarily in order to meet market demands and increased our sales and marketing expenses as a result of establishing a presence in new countries. In the nine months ended September 30, 2011, in order to reduce our cash expenditures, we decreased our research and development and our sales and marketing expenses mainly as a result of a decrease in our headcount. There is no assurance that the reduction in these expenses will improve our results of operations. The reduction in these expenses could decrease our ability to satisfy our customers.

Our future growth will depend upon requirements by our customers and potential customers to develop new products and features and whether we have sufficient resources to meet these requirements.

In order to win new orders from our current customers and receive orders from new customers, we are required from time to time to develop new products and product features. These development projects require us to expend significant time and resources, even before we are selected as a supplier and without any assurance that we will be selected if we develop the requested products or features. We may not have sufficient resources to develop all the products and features required by our customers and prospective customers, which would entail recruiting and training new employees and other associated costs. Even if we have sufficient resources, our organization may not have the ability to recruit, train and manage a higher number of employees. These development projects could reduce our cash balances, strain our relationships with our customers and prevent us from acquiring new customers.

Our future growth will depend upon the acceptance of the technologies developed by us and the development of markets for our products.

The markets for our products are dependent on packet transport networks (PTN), carrier Ethernet, multi protocol label switching, or MPLS, MPLS-TP, pseudo wire emulation (PWE), synchronous Ethernet, IEEE 1588v2, and a range of other emerging technologies. These technologies address migration of synchronous transmission protocols to a metropolitan area Ethernet network that is not limited to synchronous transmission protocols and operates at 10 Gbps and higher rates. We believe that these technologies will support the upgrade of existing metro networks on a cost efficient basis in order to provide packet transmission addressing high numbers of subscribers and multiple services at significantly higher transmission rates. The markets for our products are also dependent on the need to support legacy services and new data services over a single, unified metro network.
The market for products based on PTN, carrier Ethernet, MPLS, MPLS-TP, PWE and synchronization technologies, such as synchronous Ethernet and IEEE 1588v2 in the metropolitan area, may not fully develop, whether as a result of competition, adoption of alternative technologies or changes in technologies. Our future success depends on the acceptance of our products and technologies and the purchase of high-transmission services by the customers of telecommunication companies. We have no control over the development of these target markets. Even if our technologies are accepted, relationships with providers of telecommunication services must be developed in order to be successful. Furthermore, competing technologies in the targeted areas may be utilized in the majority of these target markets. This would leave us with a small market to address.

We may not be able to keep pace with emerging industry standards for products we are developing. This could make these products more costly or unacceptable to potential customers.

Industry-wide standards for MPLS, MPLS-TP, PWE and synchronization, as well as various aspects of the standards applicable to Ethernet, continue to be enhanced. We design our products to support these standards and evaluate new requirements as they are proposed by industry working groups. The adoption of standards different from those currently used by us could result in our having to incur additional time and expense in order for our products to comply with these standards. Standards may be adopted by various industry groups or may be proprietary and nonetheless accepted broadly in the industry. The failure to support evolving standards could limit acceptance of our products. Since these products will be integrated into networks consisting of elements manufactured by various companies, they must support a number of current and future industry standards and practices. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also have to pay licensing fees to the developers of the technologies that constitute newly adopted standards. This would increase our expenses and could adversely affect our results of operations.

Because telecommunication companies must obtain in-house and regulatory approvals before they can order our products, expected sales of our products to new customers or new products to existing customers are likely to be subject to a long sales cycle, which may harm our business.

Before telecommunication companies can purchase our products, these products must undergo a lengthy approval process. Evaluations and modifications of our products to meet customers’ requirements are likely to take several years prior to commercial selection. Accordingly, we are required to submit enhanced versions of products undergoing the approval process and products in development for approval.

The following factors, among others, affect the length of the approval process:

•	the time required for telecommunication companies to determine and publish specifications;

•	the technological priorities and budgets of telecommunication companies;

•	product acceptance tests; and

•	the regulatory requirements applicable to telephone companies.

Delays in the product approval process could seriously harm our business and results of operation.

Because of rapid technological and other changes in the market for telecommunication products, we must continually develop and market new products and product enhancements while reducing production costs.

The market for our products is characterized by:

•	rapid technological change;

•	frequent product introductions and enhancements;

•	evolving industry standards;

•	changes in end-user requirements; and

•	changes in services offered by telecommunication companies.

Technologies or standards applicable to our products could become obsolete or fail to gain widespread, commercial acceptance, resulting in losses and inventory write-offs. Rapid technological change and evolving technological standards are resulting in relatively short life cycles for our products. Short life cycles for our products could cause decreases in product prices at the end of the product life cycle, inventory write-offs and a lower rate of return on our research and development expenditures. We may not be able to respond effectively to technological changes or new product introductions by others or successfully develop or market new products.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions or write downs and adversely affect our results of operations.

Telecommunication companies typically require prompt delivery of products. Sales are typically shipped within a period of up to three months from the date we receive a purchase order. As a result, we may be required to maintain or have available sufficient inventory levels or make advance long lead-time component orders to satisfy anticipated demand on a timely basis. Rapid technological change, evolving industry standards or shifts in demand can also result in shorter life cycles for our inventory. In particular, our newer CM-4000 product has resulted in a reduction in the demand for our CM-100 product and faster obsolescence of related inventory. Certain components of the CM-4000 product could become obsolete if these components are not included in the specifications for products ordered from us. This increases the risk of decreases in selling prices, inventory obsolescence and associated write-offs, all of which could adversely affect our results of operations.

The market for our telecommunication products is intensely competitive. Because substantially all of our competitors have much greater resources than we have, it may be difficult for us to effect commercial sales or to achieve operating profitability.

The market for our products is intensely competitive, and we expect competition to increase in the future. Many of our current and potential competitors are large and established companies and have better name recognition and greater financial, technical, manufacturing, marketing and personnel resources than we. Consolidation has increased the size and scope of a number of our competitors. Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and results of operations. The expansion of research and design facilities in China and India, where engineering costs are significantly lower compared to the United States, Western Europe or Israel, has increased and could further increase competition and price pressure for our products. In addition, manufacturers of telecommunication equipment in China are attempting to leverage their success in supplying telecommunication equipment to local carriers in Asia and market and sell their products outside China.

The competitors in our markets are numerous and we expect competition to increase in the future. The principal competitors for our products include Alcatel-Lucent, Brocade, Ciena, Cisco Systems, Inc., ECI Telecom Ltd., Ericsson, Extreme Networks, Inc., Fujitsu, Hitachi, Huwaei, Juniper Networks, NEC, Nokia-Siemens Networks, Tellabs, UTStarcom and ZTE.

Government regulation of telecommunication companies could adversely affect the demand for our products.

Telecommunication regulatory policies affecting the availability of telephone companies’ services, and other terms on which telephone companies conduct their business, may impede the market penetration of our metro products. For example, our CM-100 and CM-4000 product lines address high bandwidth packets, and are dependent on new service offerings, such as video services, which require regulatory approvals for introduction by telecommunication carriers, including for the scope of content, service packages and tariffs.  Telecommunication companies in markets in other countries in which we may attempt to sell our products are also subject to evolving governmental regulation or state monopolies.  Changes in laws or regulations in Japan, the United States, Korea, India, Latin America, Germany, the rest of Europe or elsewhere could materially adversely affect our ability, and the ability of our customers, to deploy our products.

We currently use one subcontractor to manufacture and assemble our products, source components and provide other services. In addition, some of our suppliers are sole suppliers. Our business could suffer if we cannot retain or replace our sole subcontractor or a sole supplier.

We currently use one subcontractor for product assembly, component sourcing, inventory warehousing, testing and shipment. As a result, we are highly dependent on this subcontractor.  In addition, some of the components used in our products are purchased, by us or by our subcontractor, from suppliers that are the sole source of such components.

We have not entered into multi-year agreements with assurances of supply with any of our suppliers or subcontractor. Our reliance on one subcontractor and on third-party suppliers involves several risks, including:

•	the potential absence of adequate capacity if we are able to sell a significant amount of our products;

•	the unavailability of, or interruption in access to, certain process technologies;

•	reduced control over product quality, delivery, schedules, manufacturing yields and costs; and

•	higher per unit prices we could be charged for the manufacturing services we purchase based on the amount of services purchased.

Shortages of raw materials or production capacity constraints at our suppliers or subcontractor could negatively affect our ability to meet product delivery obligations and result in increased costs for affected products that we may not be able to recover.  Use of a subcontractor also involves the risk of reduced control over product quality, delivery schedules and manufacturing yields, as well as limited negotiating power to reduce costs.

In order to have an adequate supply of components with a long lead-time for delivery, we may order significant quantities of components in advance of receiving a purchase order from a customer. A shortage in the supply of key semiconductor and other components could affect our ability to manufacture and deliver our products and result in lower revenues. We may be unable to find alternative sources in a timely manner, if at all, if our major subcontractor were unwilling or unable to provide us with key components.

In addition, supply from single source suppliers limits our ability to purchase components at competitive prices and could require us to maintain higher inventory levels. This could increase our need for working capital and could increase the risk of an inventory write-off.  In addition, unless we can significantly increase our sales above 2011 levels, we may be charged higher per unit prices for the manufacturing services we purchase. In addition, we may also be charged higher per unit prices for certain components whose costs are unit sensitive. This would adversely affect our gross profit margins and results of operations. If we cannot obtain sufficient manufacturing services or key components as required, or develop alternative sources if and as required in the future, product shipments may be delayed or reduced. This could adversely affect our end-user relationships, business and results of operations.

We are subject to regulations that require us to use components based on environmentally friendly materials. Compliance with these regulations has increased our costs and is expected to continue to increase our costs.  Failure to comply with these regulations could materially adversely affect our results of operations.

We are subject to telecommunication industry regulations requiring the use of environmentally-friendly materials in telecommunication equipment. For example, pursuant to a European Union directive, telecommunication equipment suppliers were required to eliminate lead solders from their products (the “RoHs6 regulations”). Although we believe that we are in compliance with the RoHs6 regulations, the tests for compliance with these regulations are limited in their ability to fully ensure compliance. If, in spite of the tests performed, we are not in compliance with these regulations, it could harm our ability to sell our products in Europe and in any other countries that may adopt these regulations. In addition, we have not tested all of our products for RoHs compliance. We have relied on the results for products tested in deciding not to test all of our products. If products that we elected not to test are found not to be compliant with these regulations, it could harm our ability to sell the products that are not compliant.

Compliance with these regulations, especially with respect to the requirement that products be lead free, as well as additional regulations that are likely to apply in the future, requires us to undertake significant expense with respect to the re-design of our products. This could also result in part or all of our inventory becoming obsolete. We may also be required to pay higher prices for components that comply with these regulations. In addition, such regulations could reduce our production yield and decrease our gross margin. We may not be able to pass these higher component costs and the cost of the decrease in production yield on to our customers. We cannot at this point estimate the expense that will be required to redesign our products in order to include “environmentally friendly” components. We cannot be sure that we will be able to comply with such regulations, that we will be able to comply on a cost effective basis or that a sufficient supply of compliant components will be available to us. Compliance with such regulations has increased our product design costs and could continue to increase these costs.

Our inability or failure to comply with these regulations could have a material adverse effect on our results of operations.

We could incur substantial costs if customers assert warranty claims or request product recalls.

Any significant product returns or claims under our warranty or post-contract hardware and software support services, or PCS, could have a material adverse effect on our business and results of operations. We offer complex products that have in the past and may in the future contain errors, defects or failures when introduced or as new versions are released. If we deliver products with defects, errors or bugs or if we undergo a product recall as a result of errors or failures, market acceptance of our products could be lost or delayed and we could be the subject of substantial negative publicity. This could have a material adverse effect on our business and results of operations. We commenced commercial sales of our metro product in 2004. While to date we have not incurred warranty expenses that exceeded our estimates, we could incur a higher level of warranty expense claims at any time compared to our prior experience. We have agreed to indemnify our customers in some circumstances against liability from defects in the products sold by us and expect to continue to provide a similar indemnity in connection with future sales. In some cases, our indemnity also covers indirect damages. Product liability claims could seriously harm our business, financial condition and results of operations.

We are subject to international business risks.

We sell our CM-100 and CM-4000 products internationally, mainly in Japan, Korea, India and Europe, and we are marketing our products primarily in Asia, Latin America and Europe. Expansion of our international business requires significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

•	compliance with foreign laws and regulations;

•	staffing and managing foreign operations;

•	import or currency control restrictions;

•	burdens that may be imposed by tariffs and other trade barriers;

•	local and international taxation;

•	increased risk of collections;

•	transportation delays;

•	seasonal reduction of business activities; and

•	political and economic factors, as well as natural disasters, that may adversely affect our customers and potential customers.

These factors, as well as different technical standards or product requirements for our systems in different markets, may limit our ability to penetrate foreign markets.

The earthquake, tsunami, nuclear power plant crisis and other collateral events in Japan last year may adversely affect the demand for our products and services in the Japanese market, which may cause a decline in revenues and negatively affect our operating results.

We generate revenue from the sale of our products and maintenance services in Japan.  Approximately 45.5% of our revenues in 2008, 44.0% of our revenues in 2009, 23.1% of our revenues in 2010 and 13.4% of our revenues in the nine months ended September 30, 2011 were derived from sales of CM-100 metro products and services to KDDI, our main customer in Japan.

The earthquake, tsunami and nuclear power plant crisis in Japan last year, and other collateral events, including, among others, the catastrophic loss of lives, businesses and infrastructure, releases of radioactive material from damaged nuclear reactors, electricity shortages and delays in transportation, may affect our customers in Japan.  In addition, a decline in the overall economy in Japan may cause our customers and potential customers in Japan to reduce or delay spending on communications infrastructure products like ours. As a result, these events could cause a decline in our revenue in Japan and our results of operations could be materially and adversely affected.

We depend on a limited number of key personnel who would be difficult to replace.  If we lose the service of these individuals, our business could be harmed.

Our growth and future success largely depends on the managerial and technical skills of Izhak Tamir, Eric Paneth and other members of senior management. If any of them is unable or unwilling to continue with us, our business could be harmed and our results of operations could be materially and adversely affected.

We have experienced periods of growth and consolidation of our business. If we cannot adequately manage our business, our results of operations will suffer.

We have experienced both growth and consolidation in our operations from sales of our metro products. In November 2008, in order to decrease our expenses, we substantially decreased our employee head count. Beginning in late 2009, we increased our research and development and sales and marketing expenses primarily as a result of the hiring of new employees.  In 2011, we once again reduced our expenses, primarily as a result of a reduction in personnel.  Future growth or consolidation may place a significant strain on our managerial, operational and financial resources.

We cannot be sure that we have made adequate allowances for the costs and risks associated with possible expansion and consolidation of our business, or that our systems, procedures and managerial controls will be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product inventory and record and report financial and management information on a timely and accurate basis. We believe that significant growth may require us to hire additional engineering, technical support, sales, administrative and operational personnel. Competition for qualified personnel can be intense in the areas where we operate. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. If we are unable to successfully manage our expansion, we may not succeed in expanding our business, our expenses may increase and our results of operations may be adversely affected.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

We may not be able to prevent the misappropriation of our technology, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.  We have filed U.S. and international patent applications covering certain of our technologies. To protect our unpatented proprietary know-how, we rely on technical leadership, trade secrets and confidentiality and non-disclosure agreements. These agreements and measures may not adequately protect our technology and it may be possible for a third party to copy or otherwise obtain and use our technology without our authorization or to develop similar technology.

There is a risk that we may violate the proprietary rights of others.

We are subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of other companies. Many participants in the telecommunication industry have an increasing number of patents and patent applications and have frequently commenced litigation based on alleged infringement. We indemnify our customers with respect to infringement of third party proprietary rights by our products. Third parties may assert infringement claims in the future and these claims may require us to enter into license arrangements or result in costly litigation, regardless of the merits of these claims. Licensing may be unavailable or may not be obtainable on commercially reasonable terms.

We face foreign exchange currency risks.

We operate in a number of territories and typically our prices are determined in local currencies of the countries in which we operate. The main currencies of the countries in which we operate are the U.S. dollar, Japanese Yen (“Yen”), NIS, Rupee and Euro. A major part of our expenses are denominated in U.S. dollars and in NIS. In particular, we are obligated to pay interest on, and to repay the principal of, our convertible notes in NIS. The majority of our salaries are also paid in NIS.  We currently do not use hedge instruments.

We are likely to face risks from fluctuations in the value of the Yen, NIS, Euro and the Rupee compared to the U.S. dollar, our functional currency in our financial statements. In 2008, the value of the U.S. dollar decreased against the Yen, and since our sales prices to KDDI were determined in Yen, based on currency exchange rates that prevailed in prior years, this caused us to recognize higher dollar revenues and gross profit in our financial statements in those years. In 2009, the value of the U.S. dollar insignificantly increased against the Yen, while in 2010, the value of the U.S. dollar once again significantly decreased against the Yen and in 2011, the value of the U.S. dollar slightly decreased against the Yen. In 2008, the value of the U.S. dollar increased against the Euro, which caused us to recognize lower dollar revenues and gross profit in our financial statements for Euro linked sales prices. In 2009, the value of the U.S. dollar decreased slightly against the Euro, while in 2010, the value of the U.S. dollar once again increased slightly against the Euro and in 2011, the value of the U.S. dollar slightly increased against the Euro. An increase in the value of the U.S. dollar against the Yen and Euro in the future would cause a decrease in our revenues and gross profit derived from sales denominated in Yen or Euro. In 2008, 2009, 2010, the value of the U.S. dollar decreased against the NIS, which caused us to recognize higher dollar expenses (mainly salary expenses). In 2011, the value of the U.S. dollar increased against the NIS. A decrease in the value of the U.S. dollar against the NIS would cause a further increase in our expenses.

Our sales in India are currently denominated in U.S. dollars. However, we cannot be sure that future sales in India, if any, will be in U.S. dollars. If future sales in India are made in Indian Rupees and the value of the U.S. dollar against the Indian Rupee should decrease, it would cause a decrease in the revenues reported in our financial statements and adversely affect our results of operations.

We are subject to risks from our financial investments.

We invest the majority of our cash on hand in a variety of financial instruments, including different types of corporate and government bonds from different countries, and other financial instruments. Some of these bonds and instruments are rated below investment grade or are not rated.  Some of them are non-tradable.  In 2008, 2009, 2010 and in the nine months ended September 30, 2011, based on our evaluation of certain obligors to pay their debts, we recognized an impairment charge with respect to the value of certain bonds we hold. Also, in 2009, the market value of part of our investments was significantly lower than the book value. While in 2010 some of this difference was recovered due to an increase in market values of investments, in the nine months ended September 30, 2011, the market value of our investments once again declined. If the obligors of any of the bonds or instruments we hold default or undergo a reorganization in bankruptcy, we may lose all or a portion of our investment in any such investment. This would harm our financial condition.

We are subject to taxation in several countries.

Because we operate in several countries, mainly in Israel, Japan, the United States, Germany, Korea, India, Brazil and Mexico, we are subject to taxation in multiple jurisdictions. We are required to report to and are subject to local tax authorities in Israel, the United States, Japan, Korea and India and cannot be sure of the amount of taxes we may become obligated to pay in these countries. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries.  The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli Approved Enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations. This could adversely affect our results of operations.

Risks Relating to Our Operations in Israel

Potential political, economic or military instability in Israel may adversely affect our results of operations.

Our principal offices and many of our subcontractors and suppliers are located in Israel. Accordingly, political, economic and military conditions in Israel affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, and in 2007, Hamas, an Islamist movement responsible for many attacks against Israelis, took control of the Gaza Strip.  Recent political events in various countries in the Middle East have weakened the stability of those countries, which may result in extremists coming to power. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us.

The future of relations between Israel and the Palestinian Authority is uncertain, especially as the Palestinian Authority has entered into an agreement with Hamas. Terror attacks, armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations.  We cannot predict the effect on us of the increase in the degree of violence by Palestinians against Israel or the effect of recent uprisings, political instability or military action elsewhere in the Middle East.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities.  This may also seriously harm our operating results, financial condition and the ability to expand our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Most of our male employees in Israel are obligated to perform military reserve duty from time to time. In addition, in the event of a military conflict or other attack on Israel, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time and on very short notice.  The absence of a number of our officers and employees for significant periods could disrupt our operations and harm our business.

Our results of operations may be adversely affected by inflation rates in Israel.

We could be exposed to risk if the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the Yen, U.S. dollar, Euro, Rupee and other currencies of other foreign countries in which we operate, or if the timing of such devaluation lags behind inflation in Israel. In that event, the cost in U.S. dollars of our operations in Israel would increase and our U.S. dollar-measured results of operations would be adversely affected. For example, in 2011, the value of the U.S. dollar increased in relation to the NIS by 7.7%, while inflation in 2011 increased by 2.2% and in 2010, the value of the U.S. dollar decreased in relation to the NIS by 6.0%, while inflation increased by 2.7%. As a result, our salary expenses, which are primarily linked to the NIS, increased in U.S. dollar terms. In 2009, the value of the U.S. dollar decreased in relation to the NIS by 0.7%, after fluctuating during the year, while inflation increased by 3.9%. In 2008, there was a similar increase in expenses in U.S. dollar terms. Our issuance in March 2007 and June 2011 of convertible notes that are denominated in NIS has made us more sensitive to increases in the value of the NIS relative to the U.S. dollar. In 2008, 2009 and 2010, the value of the U.S. dollar decreased in relation to the NIS, and the Israeli CPI increased, which caused us to record significant financial expenses in relation with the Series A notes. Due to these fluctuations, we may record higher or lower expenses in our financial statements.

We benefit from government grant programs that may be reduced and may be unavailable to us in the future. Our participation in these programs restricts our ability to freely transfer manufacturing rights and technology out of Israel.

Since our inception, we have relied on grants from the Israeli government and other institutions for the financing of a portion of our product development expenditures. Due to reductions of the budget of Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, the amount of grants we receive from the Israeli government in the future might be lower than in prior years, if we receive any at all. We recognized grants in the amount of $2.1 million in 2008, $1.7 million in 2009, $2.6 million in 2010 and $2.1 million in the nine months ended September 30, 2011.

Generally, according to Israeli law, any products developed with grants from the Office of the Chief Scientist, or OCS, are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the OCS up to 300% of the grants we received and to repay these grants at an accelerated rate, depending on the portion of manufacturing performed outside Israel. We have obtained an approval from the OCS to manufacture part of our products outside Israel. We intend to keep sufficient manufacturing activities in Israel so that we will be subject to a repayment percentage of up to 150% of the grants we received. In addition, we are prohibited from transferring to third parties the knowhow developed with these grants without the prior approval of a governmental committee. Based on a request from the OCS, we reported and made certain payments related to our manufacturing activities outside of Israel. In addition, the OCS has claimed that we are required to repay grants related to a research and development project that was cancelled. We are disputing some of the claims made by the OCS and are attempting to negotiate a settlement of the claim. While we have made a provision in our financial statements to cover the estimated outcome of this claim, the amount we ultimately pay may exceed our estimate. The OCS may also dispute our reports related to our manufacturing activities outside of Israel. If we are required to pay the OCS more than what we provided for in our financial statements, it could adversely affect our results of operations.

The tax benefits to which we are currently entitled require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

We are entitled to certain government programs and tax benefits, particularly as a result of the “Approved Enterprise” status of most of our existing facilities. If we fail to meet eligibility conditions in the future, our tax benefits could be reduced or canceled.

For more information about Approved Enterprises, see “Item 5.B - Liquidity and Capital Resources – Effective Corporate Tax Rates in Israel”and “Item 10.E – Taxation – Israeli Tax Considerations – Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, and Note 7a to our financial statements for the year ended December 31, 2010, included in our Form 6-K filed with the SEC on March 3, 2011.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and our Israeli auditors or to assert U.S. securities law claims in Israel.

Service of process upon our directors and officers and our Israeli auditors may be difficult to effect in the United States because all these parties reside outside the United States. Any judgment obtained in the United States against such parties may not be collectible in the United States.

It may be difficult to assert U.S. securities law claims in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

However, subject to time limitations, Israeli courts may enforce a U.S. judgment in a civil matter, if:

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was rendered by a court of competent jurisdiction, in compliance with due process and the rules of private international law prevailing in Israel;

•	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

•	no action between the same parties in the same matter is pending in any Israeli court at the time the lawsuit is instituted in a U.S. court; and

•	the U.S. courts are not prohibited from enforcing judgments of the Israeli courts.

Provisions of Israeli law may delay, prevent or make an acquisition of us more difficult, which could depress our share price.

The Israeli Companies Law, 5759-1999, or the Companies Law, generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger.

Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater or 45% or greater shareholder of the company (unless there is already a 25% or greater or a 45% or greater shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares.

The described restrictions could prevent or make more difficult an acquisition of Orckit, which could depress our share price.

Risks Relating to the Ownership of our Ordinary Shares

Investors may experience significant dilution as a result of the conversion of our Series A notes or Series B notes into our ordinary shares under the terms of the Arrangement.  The market price of our ordinary shares may be adversely affected as a result of the lower conversion prices of our notes pursuant to the Arrangement.

According to the terms of the Arrangement, the conversion prices of our Series A and Series B notes would be significantly reduced. Specifically, during the first ten days from the effective date of the Arrangement, the conversion price per share of the Series A notes would be reduced from $16.90 to $0.37; from the 11th day through the 35th day from the effective date of the Arrangement, the conversion price per share of the Series A notes would be $0.41 and the conversion price per share of the Series B notes would be reduced from $2.70 to $0.49; and after the 35th day from the effective date of the Arrangement, the conversion price per share of both the Series A notes and Series B notes would be $2.04 (based on the U.S. Dollar/NIS exchange rate at February 15, 2012). We would also have the right to force the conversion of the Series A notes and/or the Series B notes at the then applicable conversion price if the prevailing market price of our ordinary shares is at least $3.00 per share.

While we cannot foresee when or how many of our notes would be converted, the conversion of all or a significant portion of our notes after the Arrangement comes into effect would result in significant dilution of the holdings of our shareholders. As of March 1, 2012, we had 22,768,338 ordinary shares outstanding. Assuming the conversion of all our Series A notes and Series B notes pursuant to the terms of the Arrangement, we would have to issue between approximately 13.7 million and 75.9 million ordinary shares depending on when the notes were converted, compared to approximately 4.4 million ordinary shares according to the terms of the notes prior to the Arrangement, which would result in the dilution of each of our shareholders’ ownership interest by between 37.6% and 76.9% pursuant to the Arrangement, compared to dilution by 16.1% prior to the Arrangement.

There may be an adverse effect on the market price of our shares as a result of shares being sold or available for sale in the future. If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, warrants or convertible notes, the market price of our ordinary shares may fall. The ordinary shares that may be issued as a result of conversion of notes by our note holders will be freely tradable, and the note holders may promptly try to sell such shares in the public markets. There is no assurance that there will be sufficient liquidity to enable such sales.  Such sales, and the potential for such sales, could cause the market price of our ordinary shares to decline significantly. They also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

We do not satisfy two of the NASDAQ Global Market’s requirements for continued listing.  If we are unsuccessful in regaining compliance, NASDAQ will delist our ordinary shares.

On January 3, 2012, we received a notification from the NASDAQ Listing Qualifications Staff indicating that our ordinary shares will be delisted from the NASDAQ Global Market because we did not satisfy the minimum $10 million shareholders’ equity requirement for continued listing, unless we requested a hearing before the Nasdaq Listing Qualifications Panel. We requested such a hearing, which was held on February 9, 2012.  The Panel has not yet issued a determination on our appeal for additional time to regain compliance.  Until such time as the Panel makes a final determination, the delisting will be stayed.

In addition, on February 15, 2012, we received a notification from the NASDAQ Listing Qualifications Staff that, for the previous 30 consecutive business days, the bid price for our ordinary shares had closed below the minimum $1.00 per share required for continued listing on the NASDAQ Global Market. We will be afforded 180 calendar days to regain compliance with the minimum bid price requirement, which requires that the bid price for our ordinary shares close at $1.00 per share or more for a minimum of ten consecutive business days. The grace period expires on August 13, 2012.

We intend to actively monitor the bid price for our ordinary shares during the grace period and will consider all available options to resolve the deficiency and regain compliance with the NASDAQ Global Market minimum bid price requirement. If necessary, we may effect a reverse stock split to regain compliance with the minimum bid price requirement. In the event that the bid price deficiency is not cured by the end of the applicable grace period, our ordinary shares will be subject to delisting.

We cannot assure you that we will be able to regain compliance with the minimum shareholders' equity and bid price requirements or that we will be able to continue to meet the other continued listing requirements of the NASDAQ Global Market or Capital Market in the future.  If our appeal to the NASDAQ Panel is rejected, or if we fail to comply with any of the continued listing requirements, we could be delisted from the NASDAQ Global Market.  If we are delisted from the NASDAQ Global Market, our ordinary shares might be listed on the NASDAQ Capital Market, if we satisfy all the listing requirements of that market. Currently we do not satisfy all the listing requirements of the NASDAQ Capital Market.  Otherwise, trading in our ordinary shares may be conducted, if available, on the Over the Counter Bulletin Board Service or another medium. In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be adversely affected. In addition, in the event of such delisting, we may be required to comply with enhanced reporting obligations under the Israeli securities laws, in addition to the reporting obligations under the U.S. securities laws, which  could require additional management attention, increase our legal and accounting expenses and raise our exposure to sanctions for possible violations of Israeli securities laws.

Holders of our ordinary shares who are U.S. residents face certain income tax risks. In any tax year, we could be deemed a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. holders of our ordinary shares.

Based on the composition and value of our gross assets during 2007, 2008, and 2009, it is likely that we would be deemed to have been a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during each of such years. For 2006 and 2010, we believe that we would not be deemed to have been a PFIC. We are still evaluating whether or not we would be deemed to have been a PFIC in 2011. There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of all our assets, as measured by the public market valuation of our ordinary shares and the amount of our liabilities, declines in relation to the value of our passive assets (such as cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. holders of our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years.

U.S. residents should carefully read “Item 10.E - Taxation – United States Federal Income Tax Considerations” in our Annual Report on Form 20-F for the year ended December 31, 2010, for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

We do not intend to pay cash dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain future earnings, if any, for funding growth. Accordingly, we do not expect to pay any cash dividends in the foreseeable future.

Two shareholders who are also our senior officers may be able to control us.

As of January 31, 2012, Izhak Tamir, our President, beneficially owned an aggregate of 2,265,367 ordinary shares, representing 9.5% of our outstanding ordinary shares, including 420,000 ordinary shares issuable upon the exercise of options at an exercise price of $27.14 per share, 25,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, 78,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share and 673,100 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share (approximately $2.62, based on the U.S. Dollar/NIS exchange rate at December 31, 2011).  In the event the Arrangement is approved, the conversion price of the Series B notes will change and Mr. Tamir will be entitled to convert his Series B notes into between 884,494 and 3,678,142 ordinary shares depending upon when these notes are converted. As of the same date, Eric Paneth, our Chief Executive Officer, beneficially owned an aggregate of 1,583,617 ordinary shares, representing 6.8% of our outstanding ordinary shares, including 420,000 ordinary shares issuable upon the exercise of options at an exercise price of $27.14 per share, 18,750 ordinary shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, 66,000 ordinary shares issuable upon the exercise of warrants at an exercise price of $3.50 per share and 54,600 ordinary shares issuable upon the conversion of Series B notes at a conversion price of NIS 10.00 per share. In the event the Arrangement is approved, the conversion price of the Series B notes will change and Mr. Paneth will be entitled to convert his Series B notes into between 71,748 and 298,361 ordinary shares depending upon when these notes are converted.

Each of Mr. Tamir and Mr. Paneth is an executive officer and a member of our Board of Directors. Currently, Messrs. Tamir and Paneth are not parties to a shareholders’ agreement. However, if Messrs. Tamir and Paneth act together, they may have the power to control the outcome of matters submitted for the vote of shareholders, including the approval of significant change in control transactions. The equity interest in Orckit of Mr. Tamir and Mr. Paneth may make certain transactions more difficult and result in delaying or preventing a change in control of us unless approved by one or both of them.  If the Arrangement is approved and a significant amount of notes are converted, the percentage ownership of Messrs. Tamir and Paneth could decrease. If Messrs. Tamir and/or Paneth elect to convert Series B notes they hold, the percentage ownership of Messrs. Tamir and Paneth could increase depending on the amount of Series A and Series B notes that holders elect to convert.

Our shareholder bonus rights plan and the super-majority voting requirements in our articles of association may delay, prevent or make more difficult a hostile acquisition of us, which could depress our share price.

In November 2001, we adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed to our shareholders.  These rights generally will be exercisable and transferable apart from our ordinary shares only if a person or group acquires beneficial ownership of 15% or more of our ordinary shares, or commences a tender or exchange offer upon consummation of which that person or group would hold such a beneficial interest. Once these rights become exercisable and transferable, the holders of rights, other than the person or group triggering their transferability, will be generally entitled to purchase our ordinary shares at a discount from the market price. We extended the shareholder bonus rights plan in November 2011, and the rights will expire on December 31, 2014, unless our Board takes action to amend the expiration date.  While these rights remain outstanding, they may make an acquisition of us more difficult and result in delaying or preventing a change in control of Orckit.

In addition, our articles of association require the approval of the holders of at least 75% of our ordinary shares voting on the matter to remove a director from office and the approval of at least two-thirds of our ordinary shares voting on the matter to elect a director.  These requirements could also delay or prevent a change of control of our company.

Our share price has fluctuated significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2006 and February 29, 2012, our share price has fluctuated from a high of $31.22 to a low of $0.43. The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	fluctuations in our quarterly revenues and earnings or those of our competitors;

•	shortfalls in our operating results compared to levels forecast by securities analysts;

•	changes in the conversion prices of our convertible notes, as contemplated by the Arrangement;

•	announcements concerning us, our competitors or telecommunication companies;

•	announcements concerning our customers;

•	announcements of technological innovations;

•	the introduction of new products;

•	changes in product price policies involving us or our competitors;

•	market conditions in the industry;

•	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

•	political, economic and other developments in the State of Israel and worldwide.

In addition, stock prices of many technology companies fluctuate significantly for reasons that may be unrelated or disproportionate to operating results.  The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.

Our quarterly results of operations, including revenues, net income and net loss, net income and net loss per share, and cash flow, have fluctuated significantly in the past, and these fluctuations are expected to continue. Fluctuations in our results of operations may disappoint investors and result in a decline in our share price.

We have experienced and expect to continue to experience significant fluctuations in our quarterly results of operations. In some periods, our operating results may be below public expectations or below revenue levels and operating results reached in prior quarters or in the corresponding quarters of the previous year. If this occurs, the market price of our ordinary shares could decline.  The following factors have affected our quarterly results in the past and are likely to affect our quarterly results in the future:

•	size and timing of orders, including order deferrals and delayed shipments;

•	launching of new product generations;

•	acquiring a new customer or losing a customer;

•	length of approval processes or market testing;

•	technological changes in the telecommunication industry;

•	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers’ demands;

•	changes in our operating expenses;

•	the timing of approval of government research and development grants;

•	disruption in our sources of supply;

•	competitive pricing pressures;

•	funding required for our operations;

•	general economic conditions;

•	terms and conditions of supply agreements with our customers and their impact on our recognition of revenues from these agreements;

•	changes in our revenue recognition practice as a result of changes in the commercial terms between us and our customers;

•	determination of the fair value of the conversion feature in our convertible notes;

•	timely payments of receivables by customers;

•	changes in payment terms between us and our suppliers which could accelerate the timing of payments by us and negatively affect our working capital and cash balances; and

•	changes in payment terms between us and our customers which could defer the timing of payments by our customers and negatively affect our working capital and cash balances.

Other factors could also impact our results. Therefore, the results of past periods may not be relied on as an indication of our future performance.

Our actual financial results might vary from our publicly disclosed financial forecasts.

From time to time, we publicly disclose financial forecasts. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors which are beyond our control and which might not turn out to be correct. As a result, variations from our forecasts could be material. Our financial results are subject to numerous risks and uncertainties, including those identified throughout this “Risk Factors” section. If our actual financial results are worse than our financial forecasts, the price of our ordinary shares may decline.

Investors may experience significant dilution as a result of the sale of shares under our Standby Equity Purchase Agreement or the issuance of ordinary shares under outstanding securities convertible into or exercisable for our ordinary shares.

On August 3, 2010, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., or YA Global, a fund managed by U.S.-based Yorkville Advisors, as investor under the SEPA. The SEPA provides that over a commitment period of up to three years and upon the terms and subject to the conditions set forth therein, YA Global is committed, on our request, to purchase up to $10 million of our ordinary shares in multiple tranches at a price equal to 95.5% of the lowest daily volume weighted average price of our ordinary shares on NASDAQ during the five NASDAQ trading days following our advance notice, subject to restrictions that YA Global ownership of our shares will not exceed 4.99% and that shares are not purchased in an amount exceeding $500,000 per week. While we have not as yet requested that shares be purchased under the SEPA, we might choose to do so in the future, although the low prevailing market prices and trading volume of our ordinary shares may preclude this possibility. The sale of our ordinary shares pursuant to the SEPA will result in dilution of the percentage of our ordinary shares held by current and future shareholders. Because the sales pursuant to the SEPA will be made based on prevailing market prices at the time advances are made, the prices at which we sell these shares and the number of shares we will issue will vary, perhaps significantly, with the market price of our ordinary shares. In addition, we may issue additional ordinary shares upon the conversion or exercise of our outstanding stock options, warrants and convertible subordinated notes, and other rights to acquire our ordinary shares.

There may be an adverse effect on the market price of our shares as a result of shares being sold or available for sale in the future. If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, warrants or convertible notes, the market price of our ordinary shares may fall. In addition, the ordinary shares that may be purchased by YA Global under the SEPA are freely tradable, and YA Global may promptly resell the shares we agree to issue to them under the SEPA in the public markets. Such sales, and the potential for such sales, could cause the market price of our ordinary shares to decline significantly. To the extent our share price declines, any advances requested by us under the SEPA would require the issuance of a greater number of ordinary shares to YA Global to raise a given dollar amount for us. This may result in significant dilution to our shareholders. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

Our ordinary shares are listed for trading on NASDAQ and the TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on NASDAQ and NIS on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets can often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As an Israeli company subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), SEC regulations, NASDAQ listing rules and the Companies Law. Section 404 of the Sarbanes-Oxley Act requires an annual review and evaluation of our internal control over financial reporting of the effectiveness of these controls by our management. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and we may need to hire additional accounting and financial staff, to assure that we continue to comply with these requirements.  The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act, the Dodd-Frank Act and other corporate governance requirements could materially and adversely affect our financial results.

As a foreign private issuer whose shares are listed on NASDAQ, we follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements contained in the NASDAQ listing rules.  We follow the Companies Law in Israel, rather than comply with the NASDAQ requirements, relating to the quorum for shareholder meetings, sending annual reports to shareholders, shareholder approval with respect to certain issuances of securities and the composition of our Board of Directors and Audit Committee. See “Item 16.G-Corporate Governance” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 for a more complete discussion of the NASDAQ rules and the home country practices we follow. As a foreign private issuer listed on NASDAQ, we may also elect in the future to follow home country practice with regard to other matters as well.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules to shareholders of U.S. domestic companies.